SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2016
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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Table of Contents

Company Information
Capital Breakdown	1
Parent Company Financial Statements
Balance Sheet – Assets	2
Balance Sheet – Liabilities	3
Statement of Income	4
Statement of Comprehensive Income	5
Statement of Cash Flows	6
Statement of Changes in Shareholders’ Equity
01/01/2016 to 06/30/2016	8
01/01/2015 to 06/30/2015	9
Statement of Value Added	10
Consolidated Financial Statements
Balance Sheet - Assets	11
Balance Sheet - Liabilities	12
Statement of Income	13
Statement of Comprehensive Income	14
Statement of Cash Flows	15
Statement of Changes in Shareholders’ Equity
01/01/2016 to 06/30/2016	17
01/01/2015 to 06/30/2015	18
Statement of Value Added	19
Notes to the quarterly financial information	20
Reports and Statements
Unqualified Independent Auditors’ Review Report	66

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Company Information / Capital Breakdown

Number of Shares (Units)	Current Quarter 06/30/2016
Paid-in Capital
Common	1,387,524,047
Preferred	0
Total	1,387,524,047
Treasury Shares
Common	30,391,000
Preferred	0
Total	30,391,000

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Parent Company Statements / Balance Sheet - Assets
(R$ thousand)

Code	Description	Current Quarter	Previous Year
		06/30/2016	12/31/2015
1	Total assets	41,399,607	45,605,526
1.01	Current assets	7,745,548	8,842,440
1.01.01	Cash and cash equivalents	2,596,560	1,885,199
1.01.02	Financial investments	0	763,599
1.01.02.02	Financial investments measured at amortized cost	0	763,599
1.01.03	Trade receivables	2,245,449	2,467,523
1.01.04	Inventories	2,233,580	2,850,744
1.01.08	Other current assets	669,959	875,375
1.02	Non-current assets	33,654,059	36,763,086
1.02.01	Long-term receivables	4,330,913	4,510,431
1.02.01.06	Deferred taxes	3,105,030	3,228,961
1.02.01.09	Other non-current assets	1,225,883	1,281,470
1.02.02	Investments	20,018,260	23,323,565
1.02.03	Property, plant and equipment	9,245,398	8,866,348
1.02.04	Intangible assets	59,488	62,742

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Parent Company Statements / Balance Sheet – Liabilities
(R$ thousand)

Code	Description	Current Quarter	Previous Year
		06/30/2016	12/31/2015
2	Total liabilities	41,399,607	45,605,526
2.01	Current liabilities	3,533,932	4,272,372
2.01.01	Payroll and related taxes	142,050	141,496
2.01.02	Trade payables	748,094	742,364
2.01.03	Taxes payable	57,989	5,814
2.01.04	Borrowings and financing	2,174,927	2,879,073
2.01.05	Other payables	325,240	411,699
2.01.06	Provisions	85,632	91,926
2.01.06.01	Provision for tax, social security, labor and civil risks	85,632	91,926
2.02	Non-current liabilities	30,286,578	33,668,407
2.02.01	Borrowings and financing	27,903,434	31,109,017
2.02.02	Other payables	88,404	126,450
2.02.04	Provisions	2,294,740	2,432,940
2.02.04.01	Provision for tax, social security, labor and civil risks	544,323	564,372
2.02.04.02	Other provisions	1,750,417	1,868,568
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	249,486	259,115
2.02.04.02.04	Pension and healthcare plan	514,367	514,367
2.02.04.02.05	Provision for losses on investments	986,564	1,095,086
2.03	Consolidated Shareholders’ equity	7,579,097	7,664,747
2.03.01	Issued capital	4,540,000	4,540,000
2.03.02	Capital reserves	30	30
2.03.04	Earnings reserves	2,464,701	2,464,701
2.03.04.01	Legal reserve	442,531	442,531
2.03.04.02	Statutory reserve	2,151,920	2,151,920
2.03.04.04	Earnings reserves to realize	109,226	109,226
2.03.04.09	Treasury shares	-238,976	-238,976
2.03.05	Profit/Losses	-893,927	0
2.03.08	Other comprehensive income	1,468,293	660,016

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Parent Company Statements / Statements of income
(R$ thousand)
Code	Description	Current Quarter	Year To Date	Same Quarter Previous Year	YTD Previous Year
		04/01/2016 to 06/30/2016	01/01/2016 to 06/30/2016	04/01/2015 to 06/30/2015	01/01/2015 to 06/30/2015
3.01	Net revenue from sales and/or services	2,191,674	4,169,314	2,870,847	5,928,879
3.02	Cost of sales and/or services	-1,906,666	-3,545,062	-2,267,849	-4,457,281
3.03	Gross profit	285,008	624,252	602,998	1,471,598
3.04	Operating expenses/income	-641,816	-1,520,490	-760,491	253,539
3.04.01	Selling expenses	-137,596	-306,229	-148,232	-294,150
3.04.02	General and administrative expenses	-72,367	-195,627	-90,806	-175,370
3.04.04	Other operating income	1,730	4,570	8,547	12,269
3.04.05	Other operating expenses	-86,926	-189,468	-204,927	-406,687
3.04.06	Equity in income of affiliates	-346,657	-833,736	-325,073	1,117,477
3.05	Profit before finance income (costs) and taxes	-356,808	-896,238	-157,493	1,725,137
3.06	Finance income (costs)	380,363	112,485	-555,237	-2,583,592
3.06.01	Finance income	68,242	86,671	-87,637	407,056
3.06.02	Finance expenses	312,121	25,814	-467,600	-2,990,648
3.06.02.01	Net exchange difference on financial instruments	1,091,248	2,134,372	310,866	-1,349,106
3.06.02.02	Finance expenses	-779,127	-2,108,558	-778,466	-1,641,542
3.07	Profit (loss) before taxes on income	23,555	-783,753	-712,730	-858,455
3.08	Income tax and social contribution	-80,792	-110,174	98,462	636,243
3.09	Profit (loss) from continuing operations	-57,237	-893,927	-614,268	-222,212
3.11	Profit (loss) for the year	-57,237	-893,927	-614,268	-222,212
3.99	Earnings per share - (R$/share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	-0.04217	-0.65869	-0.45262	-0.16373

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Parent Company Statements / Statement of Comprehensive Income
(R$ thousand)
		Current Quarter	Year to date	Same Quarter Previous Year	YTD Previous Year
Code	Description	04/1/2016 to 06/30/2016	1/1/2016 to 06/30/2016	4/1/2015 to 06/30/2015	1/1/2015 to 06/30/2015
4.01	Profit for the year	-57,237	-893,927	-614,268	-222,212
4.02	Other comprehensive income	393,141	808,277	-377,048	-14,035
4.02.01	Actuarial (losses) gains on defined benefit plan from investments in subsidiaries, net of taxes	29	114	-221	-96
4.02.02	Actuarial (losses) gains on defined benefit	0	0	348	348
4.02.03	Income tax and social contribution on actuarial (losses) gains on defined benefit	0	0	-118	-118
4.02.04	Cumulative translation adjustments for the year	-284,651	-467,937	-7,815	168,956
4.02.05	Available-for-sale assets	95,500	127,853	-594,881	2,254
4.02.06	Income tax and social contribution on available-for-sale assets	0	0	202,259	-767
4.02.07	Available-for-sale assets from investments in subsidiaries, net of taxes	0	0	-89,516	-20,817
4.02.08	Impairment of available-for-sale assets	0	0	89,434	97,851
4.02.09	Income tax and social contribution on impairment of available-for-sale assets	0	0	-30,407	-33,269
4.02.10	(Loss) / gain on the percentage change in investments	584	584	-43	-43
4.02.11	(Loss) gain on cash flow hedge accounting	538,461	1,072,884	81,685	-345,960
4.02.12	Income tax and social contribution on cash flow hedge accounting	-13,808	-13,808	-27,773	117,626
4.02.13	Realization of cash flow hedge reclassified to the income statement	7,826	20,523	0	0
4.02.14	(Loss) gain on net investment hedge	49,200	68,064	0	0
4.03	Comprehensive income for the year	335,904	-85,650	-991,316	-236,247

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Parent Company Statements / Statement of Cash Flows – Indirect Method
(R$ thousand)
Code	Description	Year To Date	YTD Previous Year
		01/01/2016 to 06/30/2016	01/01/2015 to 6/30/2015
6.01	Net cash generated by operating activities	1,096,182	330,933
6.01.01	Cash generated from operations	-871,793	1,998,343
6.01.01.01	Profit (loss) for the year	-893,927	-222,212
6.01.01.02	Charges on borrowings and financing	1,257,102	1,575,442
6.01.01.03	Charges on loans and financing granted	-17,550	-9,535
6.01.01.04	Depreciation, depletion and amortization	275,222	424,556
6.01.01.05	Equity in income (losses) of affiliates	833,736	-1,117,477
6.01.01.06	Deferred income tax and social contribution	110,123	-642,283
6.01.01.08	Provision for tax, social security, labor, civil and environmental risks	-26,343	146,453
6.01.01.09	Inflation adjustment and exchange differences, net	-2,436,646	1,720,814
6.01.01.11	Impairment of available-for-sale assets	0	97,851
6.01.01.12	Residual value of permanent assets written off	20,729	3,907
6.01.01.14	Other provisions	5,761	20,827
6.01.02	Changes in assets and liabilities	1,967,975	-1,667,410
6.01.02.01	Trade receivables - third parties	-66,349	-172,718
6.01.02.02	Trade receivables - related parties	272,198	-158,525
6.01.02.03	Inventories	617,162	-328,120
6.01.02.04	Receivables - related parties / Dividends	-7,350	-1,550
6.01.02.05	Recoverable taxes	199,099	-59,206
6.01.02.06	Judicial deposits	32,595	-13,396
6.01.02.07	Dividends received - related parties	2,300,090	0
6.01.02.10	Trade payables	5,618	277,095
6.01.02.11	Payroll and related taxes	-135	-24,717
6.01.02.12	Taxes in installments - REFIS	55,379	-27,922
6.01.02.14	Payables to related parties	-22,840	41,557
6.01.02.16	Interest paid	-1,324,899	-1,205,227
6.01.02.17	Interest received	0	651
6.01.02.19	Other	-92,593	4,668
6.02	Net cash used in investing activities	27,083	-51,015
6.02.01	Investments / Advances for future capital increase	-212,939	-18,452
6.02.02	Purchase of property, plant and equipment	-608,265	-828,458
6.02.03	Cash reduction of subsidiaries and joint ventures	0	129,745
6.02.04	Capital reduction in subsidiary and joint venture	0	486,758
6.02.08	Intercompany loans granted	0	-25,143
6.02.09	Intercompany loans received	0	5,546
6.02.10	Exclusive funds	84,688	198,989
6.02.11	Financial Investments, net of redemption	763,599	0
6.03	Net cash used in financing activities	-389,838	-1,184,399
6.03.01	Borrowings and financing, net of transaction cost	-26,018	595,000
6.03.02	Borrowings and financing - related parties	40,239	0
6.03.03	Forfaiting capitalization / drawee Risk	78,240	386,143
6.03.04	Forfaiting amortization / drawee Risk	-257,631	-562,948
6.03.05	Amortization of principal on borrowings and financing	-184,429	-585,436
6.03.06	Amortization of principal on borrowings and financing - related parties	-40,239	-457,936
6.03.07	Payments of dividends and interests on shareholder´s equity	0	-549,832
6.03.08	Treasury shares	0	-9,390
6.04	Exchange differences on translating cash and cash equivalents	-22,066	0
6.05	Increase (decrease) in cash and cash equivalents	711,361	-904,481
6.05.01	Cash and equivalents at the beginning of the year	1,885,199	3,146,393
6.05.02	Cash and equivalents at the end of the year	2,596,560	2,241,912

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Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2016 to 06/30/2016
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity
5.01	Opening balances	4,540,000	30	2,464,701	0	660,016	7,664,747
5.03	Adjusted opening balances	4,540,000	30	2,464,701	0	660,016	7,664,747
5.05	Total comprehensive income	0	0	0	-893,927	808,277	-85,650
5.05.01	Profit for the year	0	0	0	-893,927	0	-893,927
5.05.02	Other comprehensive income	0	0	0	0	808,277	808,277
5.05.02.04	Translation adjustments for the year	0	0	0	0	-467,937	-467,937
5.05.02.08	Actuarial gains on defined benefit pension plan, net of taxes	0	0	0	0	114	114
5.05.02.09	Available-for-sale assets, net of taxes	0	0	0	0	127,853	127,853
5.05.02.10	(Loss) / gain on the percentage change in investments	0	0	0	0	584	584
5.05.02.11	(Loss) / gain on hedge accounting, net of taxes	0	0	0	0	1,079,599	1,079,599
5.05.02.12	(Loss) / gain on net investment hedge, net of taxes	0	0	0	0	68,064	68,064
5.07	Closing balance	4,540,000	30	2,464,701	-893,927	1,468,293	7,579,097

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Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2015 to 06/30/2015
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity
5.01	Opening balances	4,540,000	30	1,131,298	0	25,140	5,696,468
5.03	Adjusted opening balances	4,540,000	30	1,131,298	0	25,140	5,696,468
5.04	Capital transactions with shareholders	0	0	-284,390	0	0	-284,390
5.04.04	Treasury Shares Acquired	0	0	-9,390	0	0	-9,390
5.04.06	Dividends	0	0	-275,000	0	0	-275,000
5.05	Total comprehensive income	0	0	0	-222,212	-14,035	-236,247
5.05.01	Profit for the year	0	0	0	-222,212	0	-222,212
5.05.02	Other comprehensive income	0	0	0	0	-14,035	-14,035
5.05.02.04	Translation adjustments for the year	0	0	0	0	168,956	168,956
5.05.02.08	Actuarial gains on defined benefit pension plan, net of taxes	0	0	0	0	134	134
5.05.02.09	Available-for-sale assets, net of taxes	0	0	0	0	45,252	45,252
5.05.02.10	(Loss) / gain on the percentage change in investments	0	0	0	0	-43	-43
5.05.02.11	(Loss) / gain on hedge accounting, net of taxes	0	0	0	0	-228,334	-228,334
5.07	Closing balance	4,540,000	30	846,908	-222,212	11,105	5,175,831

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Parent Company Statements / Statement of Value Added
(R$ thousand)

Code	Description	Year To Date	YTD Prior Year
		01/01/2016 to 06/30/2016	01/01/2015 to 06/30/2015
7.01	Revenues	5,137,596	7,173,036
7.01.01	Sales of products and services	5,161,434	7,128,823
7.01.02	Other revenues	-14,507	62,125
7.01.04	Allowance for (reversal of) doubtful debts	-9,331	-17,912
7.02	Raw materials acquired from third parties	-4,128,170	-5,054,210
7.02.01	Cost of sales and services	-3,658,296	-3,996,450
7.02.02	Materials, electric power, outside services and other	-467,883	-954,824
7.02.03	Impairment/recovery of assets	-1,991	-5,085
7.02.04	Other	0	-97,851
7.02.04.01	Impairment of available-for-sale assets	0	-97,851
7.03	Gross value added	1,009,426	2,118,826
7.04	Retentions	-275,222	-424,556
7.04.01	Depreciation, amortization and depletion	-275,222	-424,556
7.05	Wealth created	734,204	1,694,270
7.06	Value added received as transfer	-1,065,919	2,126,557
7.06.01	Equity in income of affiliates	-833,736	1,117,477
7.06.02	Finance income	86,671	407,056
7.06.03	Other	-318,854	602,024
7.06.03.01	Other and exchange gains	-318,854	602,024
7.07	Wealth for distribution	-331,715	3,820,827
7.08	Wealth distributed	-331,715	3,820,827
7.08.01	Personnel	562,304	679,471
7.08.01.01	Salaries and wages	429,873	518,615
7.08.01.02	Benefits	99,496	127,447
7.08.01.03	Severance pay fund (FGTS)	32,935	33,409
7.08.02	Taxes, fees and contributions	340,260	-226,792
7.08.02.01	Federal	290,835	-293,008
7.08.02.02	State	49,425	62,039
7.08.02.03	Municipal	0	4,177
7.08.03	Remuneration on third-party capital	-340,352	3,590,360
7.08.03.01	Interest	2,108,926	1,641,127
7.08.03.02	Leases	5,215	4,874
7.08.03.03	Other	-2,454,493	1,944,359
7.08.03.03.01	Other and exchange losses	-2,454,493	1,944,359
7.08.04	Remuneration on Shareholders capital	-893,927	-222,212
7.08.04.03	Retained earnings (accumulated losses)	-893,927	-222,212

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Consolidated Financial Statements / Balance Sheet - Assets
(R$ thousand)

Code	Description	Current Quarter	Previous Year
		06/30/2016	12/31/2015
1	Total assets	44,329,737	48,649,974
1.01	Current assets	11,925,609	16,430,691
1.01.01	Cash and cash equivalents	5,249,156	7,861,052
1.01.02	Financial investments	212,810	763,599
1.01.02.02	Financial investments measured at amortized cost	212,810	763,599
1.01.03	Trade receivables	1,688,377	1,578,277
1.01.04	Inventories	3,834,048	4,941,314
1.01.08	Other current assets	941,218	1,286,449
1.02	Non-current assets	32,404,128	32,219,283
1.02.01	Long-term receivables	4,708,126	4,890,948
1.02.01.06	Deferred taxes	3,175,554	3,307,027
1.02.01.09	Other non-current assets	1,532,572	1,583,921
1.02.02	Investments	4,400,282	3,998,227
1.02.03	Property, plant and equipment	17,953,537	17,871,599
1.02.04	Intangible assets	5,342,183	5,458,509

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Consolidated Financial Statements / Balance Sheet – Liabilities
(R$ thousand)
Code	Description	Current Quarter	Previous Year
		06/30/2016	12/31/2015
2	Total liabilities	44,329,737	48,649,974
2.01	Current liabilities	4,511,055	5,325,571
2.01.01	Payroll and related taxes	261,743	256,840
2.01.02	Trade payables	1,194,942	1,293,008
2.01.03	Taxes payable	727,095	700,763
2.01.04	Borrowings and financing	1,337,872	1,874,681
2.01.05	Other payables	865,285	1,073,017
2.01.06	Provisions	124,118	127,262
2.01.06.01	Provision for tax, social security, labor and civil risks	124,118	127,262
2.02	Non-current liabilities	31,149,356	34,588,740
2.02.01	Borrowings and financing	29,004,967	32,407,834
2.02.02	Other payables	137,032	131,284
2.02.03	Deferred taxes	478,257	494,851
2.02.04	Provisions	1,529,100	1,554,771
2.02.04.01	Provision for tax, social security, labor and civil risks	690,707	711,472
2.02.04.02	Other provisions	838,393	843,299
2.02.04.02.03	Provision for environmental liabilities and asset retirement obligations	324,025	328,931
2.02.04.02.04	Pension and healthcare plan	514,368	514,368
2.03	Consolidated Shareholders’ equity	8,669,326	8,735,663
2.03.01	Issued capital	4,540,000	4,540,000
2.03.02	Capital reserves	30	30
2.03.04	Earnings reserves	2,464,701	2,464,701
2.03.04.01	Legal reserve	442,531	442,531
2.03.04.02	Statutory reserve	2,151,920	2,151,920
2.03.04.04	Earnings reserves to realize	109,226	109,226
2.03.04.09	Treasury shares	-238,976	-238,976
2.03.05	Profit/Losses	-893,927	0
2.03.08	Other comprehensive income	1,468,293	660,016
2.03.09	Non-controlling interests	1,090,229	1,070,916

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Consolidated Financial Statements / Statements of Income
(R$ thousand)
Code	Description	Current Quarter	Year To Date	Same Quarter Previous Year	YTD Previous Year
		04/01/2016 to 06/30/2016	01/01/2016 to 06/30/2016	04/01/2015 to 06/30/2015	01/01/2015 to 06/30/2015
3.01	Net revenue from sales and/or services	4,349,346	8,193,149	3,687,140	7,697,392
3.02	Cost of sales and/or services	-3,426,907	-6,344,665	-2,847,095	-5,872,628
3.03	Gross profit	922,439	1,848,484	840,045	1,824,764
3.04	Operating expenses/income	-651,166	-1,343,279	-688,079	-913,813
3.04.01	Selling expenses	-394,183	-844,604	-311,344	-612,174
3.04.02	General and administrative expenses	-104,230	-264,341	-109,897	-219,742
3.04.04	Other operating income	11,746	34,018	12,562	18,524
3.04.05	Other operating expenses	-182,927	-331,759	-235,578	-455,077
3.04.06	Equity in income of affiliates	18,428	63,407	-43,822	354,656
3.05	Profit before finance income (costs) and taxes	271,273	505,205	151,966	910,951
3.06	Finance income (costs)	-204,483	-1,147,497	-771,695	-1,641,395
3.06.01	Finance income	140,729	383,883	43,477	99,613
3.06.02	Finance Expenses	-345,212	-1,531,380	-815,172	-1,741,008
3.06.02.01	Net exchange difference on financial instruments	487,675	169,435	-7,223	-72,466
3.06.02.02	Finance E	-832,887	-1,700,815	-807,949	-1,668,542
3.07	Profit (loss) before taxes on income	66,790	-642,292	-619,729	-730,444
3.08	Income tax and social contribution	-109,505	-231,715	5,136	507,653
3.09	Profit (loss) from continuing operations	-42,715	-874,007	-614,593	-222,791
3.11	Consolidated profit (loss) for the year	-42,715	-874,007	-614,593	-222,791
3.11.01	Attributed to controlling Shareholders	-57,237	-893,927	-614,268	-222,212
3.11.02	Attributed to non-controlling Shareholders	14,522	19,920	-325	-579
3.99	Earnings per share - (R$/share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	-0.04217	-0.65869	-0.45262	-0.16373

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Consolidated Financial Statements / Statement of Comprehensive Income
(R$ thousand)
		Current Quarter	Year to date	Same Quarter Previous Year	YTD Previous Year
Code	Description	04/01/2016 to 06/30/2016	01/01/2016 to 06/30/2016	04/01/2015 to 06/30/2015	01/01/2015 to 06/30/2015
4.01	Consolidated profit for the year	-42,715	-874,007	-614,593	-222,791
4.02	Other comprehensive income	393,141	808,277	-377,048	-14,035
4.02.01	Actuarial gains on defined benefit plan from investments in subsidiaries	29	114	0	0
4.02.02	Actuarial gains (losses) on defined benefit pension plan	0	0	0	202
4.02.03	Income tax and social contribution on actuarial (losses) gains on defined benefit pension plan	0	0	9	-68
4.02.04	Cumulative translation adjustments for the year	-284,651	-467,937	-7,815	168,956
4.02.05	Available-for-sale assets	95,500	127,853	-677,690	-29,287
4.02.06	Income tax and social contribution on available-for-sale assets	0	0	195,552	9,957
4.02.07	Impairment of available-for-sale assets	0	0	89,434	97,851
4.02.08	Income tax and social contribution on impairment of available-for-sale assets	0	0	-30,407	-33,269
4.02.09	(Loss) / gain on the percentage change in investments	584	584	-43	-43
4.02.10	Gain (loss) on cash flow hedge accounting	538,461	1,072,884	81,685	-345,960
4.02.11	Income tax and social contribution on cash flow hedge accounting	-13,808	-13,808	-27,773	117,626
4.02.12	Realization of cash flow hedge accounting reclassified to income statement	7,826	20,523	0	0
4.02.13	Gain (Loss) on net investment hedge	49,200	68,064	0	0
4.03	Consolidated comprehensive income for the year	350,426	-65,730	-991,641	-236,826
4.03.01	Attributed to controlling Shareholders	335,904	-85,650	-991,316	-236,247
4.03.02	Attributed to non-controlling Shareholders	14,522	19,920	-325	-579

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Consolidated Financial Statements / Statement of Cash Flows – Indirect Method
(R$ thousand)
Code	Description	Year to Date	YTD Previous Year
		01/01/2016 to 06/30/2016	01/01/2015 to 06/30/2015
6.01	Net cash generated by operating activities	-730,946	1,178,068
6.01.01	Cash generated from operations	-205,285	2,958,173
6.01.01.01	Profit (loss) for the year	-893,927	-222,212
6.01.01.02	Charges on borrowings and financing	19,920	-579
6.01.01.03	Charges on loans and financing granted	1,485,733	1,583,962
6.01.01.04	Depreciation, depletion and amortization	-26,838	-8,659
6.01.01.05	Equity in income (losses) of affiliates	637,392	561,655
6.01.01.06	Deferred income tax and social contribution	-63,407	-354,656
6.01.01.07	Provision for tax, social security, labor, civil and environmental risks	144,589	-599,697
6.01.01.08	Inflation adjustment and exchange differences, net	-23,909	183,442
6.01.01.09	Impairment of available-for-sale assets	-1,359,310	1,633,246
6.01.01.10	Residual value of permanent assets written off	362	2,658
6.01.01.11	Other provisions	0	97,851
6.01.01.16	Changes in assets and liabilities	26,988	4,553
6.01.01.17	Trade receivables - third parties	-146,214	0
6.01.01.20	Trade receivables - related parties	-6,664	76,609
6.01.02	Inventories	-525,661	-1,780,105
6.01.02.01	Receivables - related parties / Dividends	-112,548	-262,503
6.01.02.02	Recoverable taxes	-8,526	-29,283
6.01.02.03	Judicial deposits	1,107,265	-253,368
6.01.02.05	Dividends received - related parties	235,524	19,757
6.01.02.06	Trade payables	24,624	-23,068
6.01.02.08	Payroll and related taxes	-96,459	267,110
6.01.02.09	Taxes in installments - REFIS	4,580	-17,311
6.01.02.10	Payables to related parties	41,413	-128,492
6.01.02.12	Interest paid	4,212	13,657
6.01.02.14	Interest received	-1,583,668	-1,362,278
6.01.02.15	Other	0	651
6.01.02.17	Net cash used in investing activities	-142,078	-4,977
6.02	Investments / Advances for future capital increase	-1,177,389	185,918
6.02.02	Purchase of property, plant and equipment	-190,435	0
6.02.03	Cash reduction of subsidiaries and joint ventures	-797,054	-900,637
6.02.07	Capital reduction in subsidiary and joint venture	0	466,758
6.02.09	Intercompany loans granted	-715,547	551,882
6.02.10	Intercompany loans received	-6	-201
6.02.11	Exclusive funds	0	-25,143
6.02.12	Financial Investments, net of redemption	0	58,385
6.02.13	Net cash used in financing activities	525,653	34,874
6.03	Borrowings and financing, net of transaction cost	-671,439	-2,199,780
6.03.01	Borrowings and financing - related parties	-26,950	599,071
6.03.03	Forfaiting capitalization / drawee Risk	78,240	386,143
6.03.04	Forfaiting amortization / drawee Risk	-257,631	-562,948
6.03.05	Amortization of principal on borrowings and financing	-307,395	-1,969,314
6.03.06	Amortization of principal on borrowings and financing - related parties	0	-52,839
6.03.07	Payments of dividends and interests on shareholder´s equity	0	-549,832
6.03.08	Treasury shares	0	-9,390
6.03.09	Buyback of debt securities	-157,703	-40,671
6.04	Exchange differences on translating cash and cash equivalents	-32,122	-5,799
6.05	Increase (decrease) in cash and cash equivalents	-2,611,896	-841,593
6.05.01	Cash and equivalents at the beginning of the year	7,861,052	8,686,021
6.05.02	Cash and equivalents at the end of the year	5,249,156	7,844,428

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Consolidated Financial Statements / Statement of Changes in Equity - 1/1/2016 to 06/30/2016
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	4,540,000	30	2,464,701	0	660,016	7,664,747	1,070,916	8,735,663
5.03	Adjusted opening balances	4,540,000	30	2,464,701	0	660,016	7,664,747	1,070,916	8,735,663
5.05	Total comprehensive income	0	0	0	-893,927	808,277	-85,650	19,920	-65,730
5.05.01	Profit for the year	0	0	0	-893,927	0	-893,927	19,920	-874,007
5.05.02	Other comprehensive income	0	0	0	0	808,277	808,277	0	808,277
5.05.02.04	Translation adjustments for the year	0	0	0	0	-467,937	-467,937	0	-467,937
5.05.02.08	Actuarial gains on defined benefit pension plan, net of taxes	0	0	0	0	114	114	0	114
5.05.02.09	Available-for-sale assets, net of taxes	0	0	0	0	127,853	127,853	0	127,853
5.05.02.10	(Loss) / gain on the percentage change in investments	0	0	0	0	584	584	0	584
5.05.02.11	(Loss) / gain on hedge accounting, net of taxes	0	0	0	0	1,079,599	1,079,599	0	1,079,599
5.05.02.12	(Loss) / gain on net investment hedge, net of taxes	0	0	0	0	68,064	68,064	0	68,064
5.06	Internal changes in shareholders’ equity	0	0	0	0	0	0	-607	-607
5.06.04	Non-controlling interests in subsidiaries	0	0	0	0	0	0	-607	-607
5.07	Closing balance	4,540,000	30	2,464,701	-893,927	1,468,293	7,579,097	1,090,229	8,669,326

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Consolidated Financial Statements / Statement of Changes in Equity - 1/1/2015 to 06/30/2015
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	4,540,000	30	1,131,298	0	25,140	5,696,468	38,507	5,734,975
5.03	Adjusted opening balances	4,540,000	30	1,131,298	0	25,140	5,696,468	38,507	5,734,975
5.04	Capital transactions with shareholders	0	0	-284,390	0	0	-284,390	0	-284,390
5.04.04	Treasury shares acquired	0	0	-9,390	0	0	-9,390	0	-9,390
5.04.06	Dividend	0	0	-275,000	0	0	-275,000	0	-275,000
5.05	Total comprehensive income	0	0	0	-222,212	-14,035	-236,247	-579	-236,826
5.05.01	Profit for the period	0	0	0	-222,212	0	-222,212	-579	-222,791
5.05.02	Other comprehensive income	0	0	0	0	-14,035	-14,035	0	-14,035
5.05.02.04	Translation adjustments for the period	0	0	0	0	168,956	168,956	0	168,956
5.05.02.08	(Actuarial (losses) gains on defined benefit pension plan, net of taxes	0	0	0	0	134	134	0	134
5.05.02.09	Available-for-sale assets, net of taxes	0	0	0	0	45,252	45,252	0	45,252
5.05.02.10	(Loss) / gain on the percentage change in investments	0	0	0	0	-43	-43	0	-43
5.05.02.11	(Loss) gain on hedge accounting, net of taxes	0	0	0	0	-228,334	-228,334	0	-228,334
5.06	Internal changes in shareholders’ equity	0	0	0	0	0	0	36	36
5.06.04	Non-controlling interests in subsidiaries	0	0	0	0	0	0	36	36
5.07	Closing balances	4,540,000	30	846,908	-222,212	11,105	5,175,831	37,964	5,213,795

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Consolidated Financial Statements / Statement of Value Added
(R$thousand)

Code	Description	Year to Date	Previous Year
		1/1/2016 to 6/30/2016	01/01/2015 to 6/30/2015
7.01	Revenues	9,298,317	9,068,252
7.01.01	Sales of products and services	9,322,360	9,025,572
7.01.02	Other revenues	-14,552	62,929
7.01.04	Allowance for (reversal of) doubtful debts	-9,491	-20,249
7.02	Raw materials acquired from third parties	-6,694,416	-6,401,935
7.02.01	Cost of sales and services	-5,434,217	-5,019,457
7.02.02	Materials, electric power, outside services and other	-1,259,658	-1,278,681
7.02.03	Impairment/recovery of assets	-541	-5,946
7.02.04	Other	0	-97,851
7.02.04.01	Impairment of available-for-sale assets	0	-97,851
7.03	Gross value added	2,603,901	2,666,317
7.04	Retentions	-637,392	-561,655
7.04.01	Depreciation, amortization and depletion	-637,392	-561,655
7.05	Wealth created	1,966,509	2,104,662
7.06	Value added received as transfer	-748,600	5,022,318
7.06.01	Equity in income of affiliates	63,407	354,656
7.06.02	Finance income	383,883	99,613
7.06.03	Other	-1,195,890	4,568,049
7.06.03.01	Other and exchange gains	-1,195,890	4,568,049
7.07	Wealth for distribution	1,217,909	7,126,980
7.08	Wealth distributed	1,217,909	7,126,980
7.08.01	Personnel	1,024,077	958,691
7.08.01.01	Salaries and wages	818,711	752,281
7.08.01.02	Benefits	155,793	163,045
7.08.01.03	Severance pay fund (FGTS)	49,573	43,365
7.08.02	Taxes, fees and contributions	723,217	81,827
7.08.02.01	Federal	612,055	-64,711
7.08.02.02	State	101,022	136,130
7.08.02.03	Municipal	10,140	10,408
7.08.03	Remuneration on third-party capital	344,622	6,309,253
7.08.03.01	Interest	1,701,183	1,314,562
7.08.03.02	Leases	10,041	7,373
7.08.03.03	Other	-1,366,602	4,987,318
7.08.03.03.01	Other and exchange losses	-1,366,602	4,987,318
7.08.04	Remuneration on Shareholders capital	-874,007	-222,791
7.08.04.03	Retained earnings (accumulated losses)	-893,927	-222,212
7.08.04.04	Non-controlling interests in retained earnings	19,920	-579

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                                                                                     (Expressed in thousands of reais – R$, unless otherwise stated)

1.     DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional “CSN”, also referred to as the Company or Parent Company, is a publicly-held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, joint ventures, joint operations and associates are collectively referred to herein as the "Group”). The Company’s registered office is located in São Paulo, SP, Brazil.

CSN is listed on the São Paulo Stock Exchange (BM&F BOVESPA) and on the New York Stock Exchange (NYSE). Accordingly, the Company reports its information to the Brazilian Securities Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The Group's main operating activities are divided into five (5) operating segments as follows:

• Steel:

The Company’s main industrial facility is the Presidente Vargas steelworks (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates the operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel. In addition to the facilities in Brazil, CSN has operations in the United States, Portugal and Germany, all of them are in line with the plan to achieve new markets and perform excellent services for final consumers. Its steel has been used in home appliances, civil construction and automobile industries.

• Mining:

The production of iron ore is developed in the city of Congonhas, State of Minas Gerais.

Iron ore is sold basically in the international market, especially in Europe and Asia. The prices charged in these markets are historically cyclical and subject to significant fluctuations over short periods of time, driven by several factors related to global demand, strategies adopted by the major steel producers, and the foreign exchange rate. All these factors are beyond the Company’s control. The ore transportation is accomplished by Terminal de Carvão e Minérios do Porto de Itaguai - TECAR, a solid bulk terminal, one of the four terminals that compose the Port of Itaguai, located in Rio de Janeiro. Imports of coal and coke are held through this terminal and directed to the steel industry of CSN.

From November 30, 2015 the Company has transferred its mining assets, together with its logistical infrastructure, which includes the mine Casa de Pedra and the right to operate the terminal TECAR, to its subsidiary Congonhas Minérios S.A. In the new structure Congonhas Minérios S.A. has taken control over Nacional Minérios S.A. (NAMISA) through a business combination transaction.

The Company´s mining activities also comprises tin exploitation, which is based in the State of Rondônia, this facility is engaged to supply the needs of UPV, with the excess of these raw materials being sold to subsidiaries and third parties.

• Cement:

CSN entered in the cement market boosted by the synergy between this new activity and its existing businesses. Next to the Presidente Vargas Steelworks (UPV) in Volta Redonda (RJ), it is installed a new business unit: CSN Cimentos, which produces CP-III type of cement by using slag produced by the UPV blast furnaces in Volta Redonda. It also explores limestone and dolomite at the Arcos unit, located in the State of Minas Gerais, to satisfy the needs of UPV as of the cement plant.

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• Logistics

Railroads:

CSN has interests in three railroad companies: MRS Logística S.A., which manages the former Southeast Railway System of Rede Ferroviária Federal S.A (“RFFSA”)., Transnordestina Logística S.A. (“TLSA”) and FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), which operate the former Northeast Railway System of RFFSA, in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, with TLSA being responsible for the rail links of Missão Velha-Salgueiro, Salgueiro-Trindade, Trindade-Eliseu Martins, Salgueiro-Porto de Suape and Missão Velha-Porto de Pecém (Railway System II) and FTL being responsible for the rail links of São Luiz-Mucuripe, Arrojado-Recife, Itabaiana-Cabedelo, Paula Cavalcante-Macau and Propriá-Jorge Lins (Railway System I).

Ports:

In the State of Rio de Janeiro, by means of its subsidiaries Sepetiba Tecon S.A. and Congonhas Minérios S.A., the Company operates the Container Terminal (Tecon) and the solid bulk terminal (Tecar), respectively, both located at the Itaguaí Port. Established in the harbor of Sepetiba, the mentioned port has a privileged highway, railroad and maritime access.

Tecon is responsible for the shipments of CSN´s steel products, movement and storage of containers, consolidation and deconsolidation of cargo; The Tecar´s port terminal is engaged to the iron ore shipment overseas and to the landing of coal, petroleum, coke, sulfur and zinc concentrate for our own operation and for third parties.

• Energy:

Since the energy supply is fundamental in CSN´s production process, the Company owns and operates facilities to generate electric power for guaranteeing its self-sufficiency.

The “note 24 - Segment Information” details the financial information per each of CSN´s business segment.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.a) Basis of preparation

The consolidated condensed quarterly interim financial statements have been prepared and are being presented in accordance with the International Accounting Standards (IAS 34 – Interim Financial Reporting) issued by the International Accounting Standards Board (IASB), which correlate in Brazil is the CPC 21 (R1) (Interim Financial Statements and Consolidated Interim Financial Statements) issued by the CPC (Accounting Pronouncements Committee) and approved by CVM (Brazilian Securities Commission). All the relevant information required in the financial statements and only these information, are being highlighted and correspond to those used for the Company's management.

The significant accounting policies applied in these condensed interim financial statements are consistent with the policies described in Note 2 to the Company's financial statements for the year ended December 31, 2015, filed with the CVM.

These condensed interim financial statements do not include all requirements of annual or full financial statements and, accordingly, should be read together with the Company's financial statements for the year ended December 31, 2015.

Therefore, in these condensed interim financial statements the following notes were not fully repeated, either due to redundancy or to relevance in relation to those already presented in the annual financial statements:

Note 02 - Summary of significant accounting policies

Note 03 – Business Combination

Note 09 – Investments

Note 27 - Employee benefits

Note 29 - Commitments

The consolidated and parent company interim financial statements for the period ended June 30, 2016 are being restated as detailed in note 2.e, which were approved by the Board of Directors on November 14, 2016.

2.b) Basis of presentation

The consolidated condensed interim financial statements are presented in Brazilian reais (R$), which is the mainly Company’s functional currency and the Group’s presentation currency.

Transactions in foreign currencies are translated into the functional currency using the exchange rates in effect at the dates of the transactions or valuation on which items are remeasured. The asset and liability balances are translated at the exchange rate in effect at the end of the reporting period. As of June 30, 2016, US$1 is equivalent to R$3.2098 (R$3.9048 as of December 31, 2015), €1 is equivalent to R$3.5414 (R$4.2504 as of December 31, 2015).

2.c) Basis of consolidation

The accounting practices were treated uniformly in all the consolidated companies. The consolidated condensed interim financial statements for the period ended June 30, 2016 and the year ended December 31, 2015 include the following direct and indirect subsidiaries and jointly controlled entities, as well as the exclusive funds as described below:

• Companies

	Equity interests (%)
Companies	06/30/2016	12/31/2015	Core business

Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Islands IX Corp.	100.00	100.00	Financial transactions
CSN Islands XI Corp.	100.00	100.00	Financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
CSN Minerals S.L.U.	100.00	100.00	Equity interests
CSN Export Europe, S.L.U.	100.00	100.00	Financial transactions and Equity interests
CSN Metals S.L.U.	100.00	100.00	Equity interests and Financial transactions
CSN Americas S.L.U.	100.00	100.00	Equity interests and Financial transactions
CSN Steel S.L.U.	100.00	100.00	Equity interests and Financial transactions
TdBB S.A (*)	100.00	100.00	Equity interests
Sepetiba Tecon S.A.	99.99	99.99	Port services
Minérios Nacional S.A. (1)	99.99	99.99	Mining and Equity interests
Companhia Florestal do Brasil	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin Mining
Cia Metalic Nordeste	99.99	99.99	Manufacture of containers and distribution of steel products
Companhia Metalúrgica Prada	99.99	99.99	Manufacture of containers and distribution of steel products
CSN Gestão de Recursos Financeiros Ltda. (*)	99.99	99.99	Management of funds and securities portfolio
Congonhas Minérios S.A.	87.52	87.52	Mining and Equity interests
CSN Energia S.A.	99.99	99.99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	89.79	89.79	Railroad logistics
Nordeste Logística S.A.	99.99	99.99	Port services

Indirect interest in subsidiaries: full consolidation
Companhia Siderúrgica Nacional LLC	100.00	100.00	Steel
CSN Europe Lda.	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Ibéria Lda.	100.00	100.00	Financial transactions, product sales and Equity interests
Lusosider Projectos Siderúrgicos S.A.	99.94	99.94	Equity interests and product sales
Lusosider Aços Planos, S. A.	99.99	99.99	Steel and Equity interests
CSN Acquisitions, Ltd. (2)		100.00	Financial transactions and Equity interests
CSN Resources S.A.	100.00	100.00	Financial transactions and Equity interests
CSN Holdings (UK) Ltd (2)		100.00	Financial transactions and Equity interests
CSN Handel GmbH (3)	-	87.52	Financial transactions, product sales and Equity interests
Companhia Brasileira de Latas	100.00	100.00	Sale of cans and containers in general and Equity interests
Companhia de Embalagens Metálicas MMSA	99.67	99.67	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	99.67	99.67	Production and sale of cans and related activities
CSN Steel Holdings 1, S.L.U.	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Productos Siderúrgicos S.L.	100.00	100.00	Financial transactions, product sales and Equity interests
Stalhwerk Thüringen GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections UK Limited (*)	100.00	100.00	Sale of long steel
CSN Steel Sections Polska Sp.Z.o.o	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Asia Limited	100.00	100.00	Commercial representation
Namisa International Minérios SLU	87.52	87.52	Financial transactions, product sales and Equity interests
Namisa Europe, Unipessoal Lda.	87.52	87.52	Equity interests, product and iron ore sales
CSN Mining GmbH (4)	87.52	87.52	Financial transactions, product sales and Equity interests
Namisa Asia Limited	87.52	87.52	Commercial representation

Direct interest in joint operations: proportionate consolidation
Itá Energética S.A.	48.75	48.75	Electric power generation
CGPAR - Construção Pesada S.A.	50.00	50.00	Mining support services and Equity interests
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power consortium

Direct interest in joint ventures: equity method
MRS Logística S.A.	18.64	18.64	Railroad transportation
Aceros Del Orinoco S.A.	31.82	31.82	Dormant company
CBSI - Companhia Brasileira de Serviços de Infraestrutura	50.00	50.00	Equity interests and product sales and iron ore
Transnordestina Logística S.A.	51.81	56.92	Railroad logistics

Indirect interest in joint ventures: equity method
MRS Logística S.A.	16.30	16.30	Railroad transportation

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	20.00	20.00	Metallurgy and Equity interests

(*) They are Dormant Companies therefore they do not appear in the note 9.a, where is disclosed business information under the equity method.

(1)New corporate name of Mineração Nacional, amended in March 2016;

(2)Company liquidated in January 2016;

(3) Company incorporated by CSN Mining Gmbh (subsidiary with indirect interest) on January 2016;

(4) New corporate name of Namisa Handel Gmbh, amended in February 2016;

• Exclusive funds

	Equity interests (%)
Exclusive funds	06/30/2016	12/31/2015	Core business
Direct interest: full consolidation
Diplic II - Private credit balanced mutual fund	100.00		Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00	Investment fund
VR1 - Private credit balanced mutual fund	100.00	100.00	Investment fund
Diplic - Private credit balanced mutual fund (1)		100.00	Investment fund
BB Steel - Private credit balanced mutual fund (1)		100.00	Investment fund

(1) Multimarket investment fund fully redeemed.

2.d) Restatement of accounting balances

• Forfaiting

Trough out the financial year 2015 the Company purchased raw materials from its suppliers located abroad through a foreign trade operation called Forfaiting, in which the financial institution makes the payment in cash to exporter by the net values of the securities (discount rate and other possible expenses already deducted), allowing the Company to finance imported goods by an yearly interest rate from 1.25% to 3.28%, maturing in 12 months.

• Drawee risk

During the financial year 2015 the Company carried out transactions denominated drawee risk, the transaction occurs when the financial institution engaged by the Company anticipates to suppliers the debt securities, so then subsequently receives from the Company on the maturity date those anticipated values

The Company reclassified the balances of forfaiting transactions and drawee risk with commercial suppliers originally presented in cash flow on June 2015, as follows:

a) Statements of cash flows at June 30, 2015

			Consolidated
			06/30/2015
	Published Balances	Reclassifications	Restated Cash flows
Cash generated by operating activities
Profit for the year attributable to the controlling shareholders	(222,212)		(222,212)
Trade payables	86,589	180,521	267,110
Paid Interests	(1,358,562)	(3,716)	(1,362,278)
Others	2,495,448		2,495,448
Net cash generated by operating activities	1,001,263	176,805	1,178,068

Cash used in investing activities	185,918		185,918

Cash generated by financing activities
Forfaiting funding / drawee risk		386,143	386,143
Forfaiting amortization / drawee risk		(562,948)	(562,948)
Others	(2,022,975)		(2,022,975)
Net cash used in financing activities	(2,022,975)	(176,805)	(2,199,780)

Exchange rate changes on cash and cash equivalents	(5,799)		(5,799)

Increase in cash and cash equivalents	(841,593)		(841,593)

			Parent Company
			06/30/2015
	Published balances	Reclassifications	Restated Cash flows
Cash generated by operating activities
Profit for the year attributable to the controlling shareholders	(222,212)		(222,212)
Trade payables	96,574	180,521	277,095
Paid Interests	(1,201,511)	(3,716)	(1,205,227)
Others	1,481,277		1,481,277
Net cash generated by operating activities	154,128	176,805	330,933

Cash used in investing activities	(51,015)		(51,015)

Cash generated by financing activities
Forfaiting funding / drawee risk		386,143	386,143
Forfaiting amortization / drawee risk		(562,948)	(562,948)
Others	(1,007,594)		(1,007,594)
Net cash used in financing activities	(1,007,594)	(176,805)	(1,184,399)

Exchange rate changes on cash and cash equivalents

Increase in cash and cash equivalents	(904,481)		(904,481)

b) Statement of income and statement of comprehensive income at June 30, 2015

The Company has not restated the others statements of June 30, 2015 since the changes in those tables were not material.

2.e) Restatement of the Quarterly Financial Information for the six-month period ended June 30, 2016

The Company voluntarily restated its financial statements for the fiscal year ended December 31, 2015 due to a change in the interpretation of the application of the Technical Pronouncement CPC 15/ IFRS 3 in the period after the publication of these financial statements, as required by the accounting pronouncement CPC23/IAS8.

The change in the interpretation of the CPC/IFRS was identified by reassessing the events triggered by the inquiries made by the Securities Exchange Commission (SEC) on the accounting procedure for the presentation of the non-controlling interests of the subsidiary Congonhas Minérios in the Company’s consolidated financial statements.

The restatement did not change the Company’s consolidated results, as well as net equity, and was only a relocation between line items. The adjustments that generated the restatement of the financial statements for the fiscal year ended December 31, 2015, the initial balances for the six-month period ended June 30, 2016, are detailed in those restated financial statements.

The tables below show the impacts in the balances as of December 31, 2015 and June 30, 2016 between line items of our shareholders’ equity:

			December, 31 2015
	As presented	Reclassifications	Restated
Issued capital	4,540,000		4,540,000
Capital reserves	30		30
Earnings reserves	2,104,804	359,897	2,464,701
Legal reserve	424,536	17,995	442,531
Statutory reserve	1,895,494	256,426	2,151,920
Earnings reserves to realize	23,750	85,476	109,226
Treasury shares	(238,976)		(238,976)
Other comprehensive income	1,019,913	(359,897)	660,016
Shareholder's equity attributed to controlling interest	7,664,747		7,664,747
Non-controlling interest	1,070,916		1,070,916
Total shareholders's equity	8,735,663		8,735,663

			June, 30 2016
	As presented	Reclassifications	Restated
Issued capital	4,540,000		4,540,000
Capital reserves	30		30
Earnings reserves	2,104,804	359,897	2,464,701
Legal reserve	424,536	17,995	442,531
Statutory reserve	1,895,494	256,426	2,151,920
Earnings reserves to realize	23,750	85,476	109,226
Treasury shares	(238,976)		(238,976)
Loss for the period	(893,927)		(893,927)
Other comprehensive income	1,828,190	(359,897)	1,468,293
Shareholder's equity attributed to controlling interest	7,579,097		7,579,097
Non-controlling interest	1,090,229		1,090,229
Total shareholders's equity	8,669,326		8,669,326

3.     CASH AND CASH EQUIVALENTS

		Consolidated		Parent Company
	06/30/2016	12/31/2015	06/30/2016	12/31/2015
Current
Cash and cash equivalents
Cash and banks	678,446	434,014	34,050	37,003

Short-term investments
In Brazil:
Government securities	370,365	165,520	368,807	164,311
Private securities	1,926,191	945,420	1,729,034	570,284
	2,296,556	1,110,940	2,097,841	734,595
Abroad:
Time deposits	2,274,154	6,316,098	464,669	1,113,601
Total short-term investments	4,570,710	7,427,038	2,562,510	1,848,196
Cash and cash equivalents	5,249,156	7,861,052	2,596,560	1,885,199

The funds available in the Group and parent company set up in Brazil are basically invested in investment funds, classified as exclusive and its financial statements were consolidated within CSN the financial statements, consolidated and parent company. The funds include repurchase agreements backed by private and public securities, with pre-fixed income, with immediate liquidity.

Private securities are short-term investments in Bank Deposit Certificates (CDBs) with yields pegged to the Interbank Deposit Certificate (CDI) fluctuation, and government securities are basically repurchase agreements backed by National Treasury Notes and National Treasury Bills. The funds are managed by BNY Mellon Serviços Financeiros DTVM S.A., BB Gestão de Recursos DVTM and Caixa Econômica Federal (CEF) and their assets collateralize possible losses on investments and transactions carried out. The investment in those funds were consolidated.

A significant part of the funds of the Company and its foreign subsidiaries is invested in time deposits in banks considered by the administration as top rated banks and the returns are based on fixed interest rates.

4.     SHORT-TERM INVESTMENTS

Financial investments that guarantee letters of credit issued by Banco do Brazil; those credits have been applied in the acquisition of the northeast and the south cement plants. The carrying amount of these investments on June 30, 2016 is R$212,810.

The Company used to have investments in public and private securities managed by its exclusive funds that had been qualified as guarantees for the forward dollar contracts traded at BM&F Bovespa, the details are disclosed in note 12 (b). The mentioned derivative operations were fully settled in April 2016 and the respective financial investments used as guarantees were reclassified to cash and cash equivalents. The carrying amounts of these financial investments on December 31, 2015 totaled to 763,599.

5.     TRADE RECEIVABLES

		Consolidated		Parent Company
	06/30/2016	12/31/2015	06/30/2016	12/31/2015
Trade receivables
Third parties
Domestic market	922,521	772,617	540,766	425,108
Foreign market	784,429	818,562	143,782	250,588
	1,706,950	1,591,179	684,548	675,696
Allowance for doubtful debts	(167,066)	(151,733)	(121,833)	(112,502)
	1,539,884	1,439,446	562,715	563,194
Related parties (Note 17 b)	82,602	61,366	933,505	1,140,172
	1,622,486	1,500,812	1,496,220	1,703,366

Other receivables
Dividends receivable (Note 17 b) (*)	26,902	27,817	730,062	737,668
Advances to employees	31,676	40,190	19,066	24,465
Other receivables	7,313	9,458	101	2,024
	65,891	77,465	749,229	764,157
	1,688,377	1,578,277	2,245,449	2,467,523

(*) Refers mainly to dividends receivable from Congonhas Minérios S.A. totaling R$694,080 to be paid on November 30, 2016.

In accordance with Group’ internal sales policy the Group performs operations relating to assignment of receivables without co-obligation in which, after assigning the customer’s trade notes/bills and receiving the amounts from each transaction closed, CSN settles the trade receivables and becomes entirely free of the credit risk on the transaction. This transaction totals R$280,506 as of June 30, 2016 (R$232,275 as of December 31, 2015), less the trade receivables.

The breakdown of gross trade receivables from third parties is as follows:

		Consolidated		Parent Company
	06/30/2016	12/31/2015	06/30/2016	12/31/2015
Current	1,263,653	1,049,033	406,039	423,801
Past-due up to 180 days	268,173	353,443	163,173	118,488
Past-due over 180 days	175,124	188,703	115,336	133,407
	1,706,950	1,591,179	684,548	675,696

The movements in the Group’s allowance for doubtful debts are as follows:

		Consolidated		Parent Company
	06/30/2016	12/31/2015	06/30/2016	12/31/2015
Opening balance	(151,733)	(127,223)	(112,502)	(93,536)
Estimated losses	(51,578)	(35,631)	(47,266)	(26,288)
Recovery of receivables	36,245	11,121	37,935	4,504
Incorporation of CSN Cimentos and assets Spin-off to Congonhas				2,818
Closing balance	(167,066)	(151,733)	(121,833)	(112,502)

6.     INVENTORIES

		Consolidated		Parent Company
	06/30/2016	12/31/2015	06/30/2016	12/31/2015
Finished goods	1,073,932	1,912,868	704,856	1,078,554
Work in progress	744,122	1,007,630	524,164	746,614
Raw materials	850,563	1,062,557	525,637	563,119
Storeroom supplies	947,575	962,078	506,825	489,816
Iron ore	309,313	95,461	8,741	6,912
Advances to suppliers	7,626	12,147	4,231	6,191
Provision for losses	(99,083)	(111,427)	(40,874)	(40,462)
	3,834,048	4,941,314	2,233,580	2,850,744

The movements in the provision for inventory losses are as follows:

		Consolidated		Parent Company
	06/30/2016	12/31/2015	06/30/2016	12/31/2015
Opening balance	(111,427)	(112,581)	(40,462)	(88,056)
Reversal / (losses) for slow-moving and obsolescence(note22)	12,344	1,154	(412)	15,835
Drop down of assets to Congonhas				31,759
Closing balance	(99,083)	(111,427)	(40,874)	(40,462)

7.     OTHER CURRENT AND NON-CURRENT ASSETS

The group of other current and non-current assets is comprised as follows:

				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	06/30/2016	12/31/2015	06/30/2016	12/31/2015	06/30/2016	12/31/2015	06/30/2016	12/31/2015
Judicial deposits (note 15)			346,495	328,542			273,027	263,046
Credits with the PGFN (1)			45,185	87,761			45,185	87,761
Recoverable taxes (2)	813,021	996,679	394,060	445,926	562,131	702,722	187,325	245,833
Prepaid expenses	81,390	119,456	22,089	28,119	40,339	19,440		4,500
Actuarial asset - related party (note 17 b)			99,580	114,433			101,305	112,660
Derivative financial instruments (note 12 I)		118,592
Exclusive funds						110,075
Securities held for trading (note 12 I)	12,882	10,778			12,752	10,659
Iron ore inventory (3)			144,499	144,499
Northeast Investment Fund – FINOR			10,888	10,888			8,452	8,452
Other receivables (note 12 I)			13,311	6,877			1,464	1,439
Loans with related parties (note 17 b)			400,053	373,214			257,480	239,930
Other receivables from related parties (note 17 b)	9,209	9,420	32,770	29,020	54,737	32,479	328,393	303,441
Others	24,716	31,524	23,642	14,642			23,252	14,408
	941,218	1,286,449	1,532,572	1,583,921	669,959	875,375	1,225,883	1,281,470

(1) Refers to the excess of judicial deposit originated by the 2009 REFIS (Tax Debt Refinancing Program). After the settlement of the tax debt refinancing program, the amount related to one of the lawsuits was fully redeemed through a judicial authorization.

(2) Refers mainly to taxes on revenue (PIS/COFINS) and State VAT (ICMS) recoverable and income tax and social contribution for offset.

(3) Long-term iron ore inventories that will be used after the construction of the processing plant, which will produce pellet feed, expected to start operating in the second half of 2017.

8.     INVESTMENTS

The information related to the description of activities of subsidiaries, jointly controlled entities, associates and other investments did not have changes in relation to that disclosed in the Company's financial statements as of December 31, 2015 and, accordingly, the Company decided not to repeat it in the condensed interim financial statements as of June 30, 2016.

• Reduce of financial leverage

With the primary goal of reducing financial leverage, the Company´s Management is focused on a plan of disposal of assets; however, it is not possible to confirm that the sale is highly probable to occur within a period of 12 months for any of the considered assets. The Company considers several sales scenarios that vary according to different macroeconomic and operating assumptions. In this context, the Company did not segregate and not reclassified these assets in the financial statements as discontinued operations in accordance with the CPC 31 (IFRS 5).

• Transnordestina

The joint venture Transnordestina is in pre-operational phase and will continue as such until the completion of railway number II (Malha II), Approved construction - schedule stablished the completion of the construction by  January 2017. The said schedule is currently under review and being discussed with the government authorities, however, the Company's management believes that any delay in completion of the project will not cause a substantiall negative impact on the expected return on the investment. After analyzing this matter, Company's management has concluded for proper of use the accounting basis of operational continuity (going concern)  in the preparation of the quarterly financial information as well as to the operational continuity of the project.

8.a) Direct equity interests in subsidiaries, joint ventures, joint operations, associates and other investments

								06/30/2016				12/31/2015	06/30/2015
Companies		Number of shares held by CSN in units		% Direct equity interest	Participation in				% Direct equity interest	Participation in
					Assets	Liabilities	Shareholders’ equity	Profit / (loss) for the period		Assets	Liabilities	Shareholders’ equity	Profit / (loss) for the period

		Common	Preferred
Investments under the equity method
Subsidiaries
CSN Islands VII Corp.		20,001,000		100.00	6,310,398	6,345,212	(34,814)	(74,813)	100.00	7,877,792	7,837,793	39,999	343,307
CSN Islands IX Corp.		3,000,000		100.00	948	3	945	(1,384)	100.00	2,329		2,329	(68)
CSN Islands X Corp.	(*)												(11,356)
CSN Islands XI Corp.		50,000		100.00	2,517,658	2,466,501	51,157	29,165	100.00	3,179,151	3,157,160	21,991	(1,387)
CSN Islands XII Corp.		1,540		100.00	2,262,421	3,214,171	(951,750)	143,336	100.00	2,815,700	3,910,786	(1,095,086)	(161,566)
CSN Minerals S.L.U.		3,500		100.00	3,926,850	11,106	3,915,744	(835,350)	100.00	5,644,572	1,265	5,643,307	395,979
CSN Export Europe, S.L.U.		3,500		100.00	713,717	93,522	620,195	(201,146)	100.00	1,397,512	9,373	1,388,139	167,182
CSN Metals S.L.U.		16,504,020		100.00	625,744	24,672	601,072	(189,903)	100.00	1,220,413	6,620	1,213,793	144,682
CSN Americas S.L.U.		3,500		100.00	1,627,041	163,935	1,463,106	(234,309)	100.00	2,139,488	2,729	2,136,759	95,142
CSN Steel S.L.U.		22,042,688		100.00	2,606,050	1,581,876	1,024,174	333,219	100.00	2,866,164	1,856,618	1,009,546	(187,757)
Sepetiba Tecon S.A.		254,015,052		99.99	397,287	130,303	266,984	9,927	99.99	391,889	130,650	261,239	9,932
Mineração Nacional S.A.		65,020,211		99.99	498,972	165,602	333,370	(7,460)	99.99	500,519	159,689	340,830	46
Estanho de Rondônia S.A.		108,655,326		99.99	32,769	17,473	15,296	(6,995)	99.99	32,028	20,565	11,463	(2,140)
Cia Metalic Nordeste		92,459,582		99.99	163,360	33,087	130,273	198	99.99	172,283	42,207	130,076	6,737
Companhia Metalúrgica Prada		313,651,399		99.99	758,767	578,528	180,239	(32,694)	99.99	734,570	521,637	212,933	(58,478)
CSN Cimentos S.A.	(**)												20,012
Congonhas Minérios S.A.		158,419,480		87.52	12,270,781	4,884,453	7,386,328	136,178	87.52	13,398,365	6,148,268	7,250,097	(4,255)
CSN Energia S.A.		43,149		99.99	72,774	13,684	59,090	12,879	99.99	87,316	27,471	59,845	9,886
FTL - Ferrovia Transnordestina Logística S.A.		353,190,644		89.79	522,854	192,006	330,848	904	89.79	513,711	183,767	329,944	(4,782)
Companhia Florestal do Brasil		35,454,849		99.99	34,878	3,600	31,278	(964)	99.99	32,242		32,242	(7)
Nordeste Logística		99,999		99.99	100	55	45	(55)	99.99	100		100
					35,343,369	19,919,789	15,423,580	(919,267)		43,006,144	24,016,598	18,989,546	761,109
Joint-venture e Joint-operation
Nacional Minérios S.A.	(**)												347,498
Itá Energética S.A.		253,606,846		48.75	286,475	33,732	252,743	4,639	48.75	302,956	17,470	285,486	3,827
MRS Logística S.A.		26,611,282	2,673,312	18.64	1,478,595	875,810	602,785	46,531	18.64	1,502,463	945,958	556,505	38,906
CBSI - Companhia Brasileira de Serviços de Infraestrutura		1,876,146		50.00	12,893	11,914	979	1,417	50.00	15,593	15,091	502	(2,263)
CGPAR - Construção Pesada S.A.		50,000		50.00	42,636	30,944	11,692	3,091	50.00	50,574	39,972	10,602	4,441
Transnordestina Logística S.A.		22,761,085	1,397,545	51.81	3,965,311	2,704,425	1,260,886	(10,742)	56.92	4,229,494	2,958,449	1,271,045	(14,490)
Fair Value alocated to TLSA due to control loss							659,105					659,105
					5,785,910	3,656,825	2,788,190	44,936		6,101,080	3,976,940	2,783,245	377,919
Associates
Arvedi Metalfer do Brasil		27,239,971		20.00	52,862	49,436	3,426	(44)	20.00	54,402	53,363	1,039	(2,386)
					52,862	49,436	3,426	(44)		54,402	53,363	1,039	(2,386)
Classified as available-for-sale
Usiminas							769,488					450,073
Panatlântica							20,474					21,601
							789,962					471,674
Other investments
Profits on subsidiaries' inventories							(37,001)	45,041				(82,042)	(20,052)
Others							63,539	(4,402)				65,017	887
							26,538	40,639				(17,025)	(19,165)
Total investments							19,031,696	(833,736)				22,228,479	1,117,477

Classification of investments in the balance sheet
Investments in assets							20,018,260					23,323,565
Investments with negative equity							(986,564)					(1,095,086)
							19,031,696					22,228,479

(*) Company extinguished in 2015;

(**) Company incorporated in 2015;

The number of shares, the carrying amounts of assets, liabilities and shareholders’ equity, and the amounts of profit or loss for the period refer to the equity interests held by CSN in those companies.

8.b) Changes of investments balances in subsidiaries, joint ventures, joint operations, associates and other investments

		Consolidated		Parent Company Restated
	06/30/2016	12/31/2015	06/30/2016	12/31/2015
Opening balance of investments	3,998,227	13,665,453	23,323,565	24,199,129
Opening balance of loss provisions			(1,095,086)	(1,088,559)
Investment balance of Namisa 11.30.15		(10,160,981)
Capital increase/acquisition of shares	190,435	3,575	201,263	490,842
Acquisition of Congonhas Minérios shares - 4,16%				2,732,605
Capital reduction		(466,758)		(546,796)
Dividends (1)	194	(54,464)	(2,291,507)	(3,985,128)
Comprehensive income (2)	128,558	(967,447)	(271,322)	(409,767)
Comprehensive income - Business Combination				1,584,779
Equity pickup (3)	84,344	1,192,034	(833,736)	6,328,769
Incorporation of subsidiary - CSN Cimentos				(1,061,005)
Drop down of MRS assets to Congonhas		786,800		(6,173,113)
Transfer of assets - Casa de Pedra e Tecar				156,723
Others	(1,476)	15	(1,481)
Closing balance of investments	4,400,282	3,998,227	20,018,260	23,323,565
Balance of provision for investments with negative equity			(986,564)	(1,095,086)
Total	4,400,282	3,998,227	19,031,696	22,228,479

(1) In 2016 refers to the allocation of dividends from subsidiaries CSN Energia, Itá Energética, CGPAR Construção Pesada, CSN Minerals, CSN Export, CSN Steel, CSN Metals and CSN Americas.

(2) Refers to the mark-to-market of investments classified as available for sale and translation to the reporting currency of the foreign investments (the functional currency of which is not the Brazilian Reais), actuarial gain/loss and gain/loss on net investment hedge from investments measured by equity method.

(3) The table below shows the reconciliation of the equity in results of affiliated companies included on investment balance with the amount disclosed in the income statement and it is due to the elimination of the results of the CSN´s transactions with these companies

		Consolidated
	06/30/2016	06/30/2015
Equity in results of affiliated companies
Nacional Minérios S.A.		347,498
MRS Logística S.A.	93,038	38,734
CBSI - Companhia Brasileira de Serviços de Infraestrutura	1,417	(2,263)
Transnordestina	(10,742)	(14,490)
Arvedi Metalfer do Brasil	(44)	(1,329)
Others	675
	84,344	368,150
Eliminations
To cost of sales	(23,414)	(18,258)
To net revenues		(2,188)
To taxes	7,961	6,952
Others	(5,484)
Equity in results	63,407	354,656

8.c) Joint ventures and joint operations financial information

The balances of the balance sheets and income statements of joint venture and joint operation are presented as follows and refer to 100% of the companies´ profit/loss:

					06/30/2016					12/31/2015
	Joint-Venture			Joint-Operation					Joint-Operation
Equity interest (%)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	CGPAR	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	CGPAR
	34.94%	50.00%	51.81%	48.75%	50.00%	34.94%	50.00%	56.92%	48.75%	50.00%
Balance sheet
Current assets
Cash and cash equivalents	578,179	1,500	30,793	7,769	7,784	671,475	3,343	75,977	36,647	10,621
Advances to suppliers	10,178	958	35,992	79	60	6,854	289		215	81
Other current assets	540,078	19,224	87,680	17,130	38,264	657,000	22,726	67,540	17,137	43,358
Total current assets	1,128,435	21,682	154,465	24,978	46,108	1,335,329	26,358	143,517	53,999	54,060
Non-current assets
Advances to suppliers
Other non-current assets	675,618	275	260,863	45,261	17,486	533,897	139	280,718	32,880	13,087
Investments, PP&E and intangible assets	6,128,579	3,829	7,237,600	517,402	21,677	6,191,459	4,689	7,006,464	534,569	34,000
Total non-current assets	6,804,197	4,104	7,498,463	562,663	39,163	6,725,356	4,828	7,287,182	567,449	47,087
Total Assets	7,932,632	25,786	7,652,928	587,641	85,271	8,060,685	31,186	7,430,699	621,448	101,147

Current liabilities
Borrowings and financing	770,913		48,237		9,063	844,296		167,112		10,849
Other current liabilities	772,484	23,008	190,123	66,911	44,302	893,883	28,794	250,440	33,667	55,281
Total current liabilities	1,543,397	23,008	238,360	66,911	53,365	1,738,179	28,794	417,552	33,667	66,130
Non-current liabilities
Borrowings and financing	2,576,007		4,841,095		8,522	2,772,462		4,560,078		12,620
Other non-current liabilities	579,298	820	140,002	2,283		564,407	1,389	220,001	2,170	1,193
otal non-current liabilities	3,155,305	820	4,981,097	2,283	8,522	3,336,869	1,389	4,780,079	2,170	13,813
Shareholders’ equity	3,233,930	1,958	2,433,471	518,447	23,384	2,985,637	1,003	2,233,068	585,611	21,204
Total liabilities and shareholders’ equity	7,932,632	25,786	7,652,928	587,641	85,271	8,060,685	31,186	7,430,699	621,448	101,147

					01/01/2016 a 06/30/2016					01/01/2015 a 06/30/2015
	Joint-Venture			Joint-Operation					Joint-Operation
Equity interest (%)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	CGPAR	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	CGPAR
	34.94%	50.00%	51.81%	48.75%	50.00%	27.27%	50.00%	62.70%	48.75%	50.00%
Statements of Income
Net revenue	1,581,554	61,199		85,757	65,570	1,470,683	76,603		76,034	103,532
Cost of sales and services	(1,061,738)	(52,815)		(45,887)	(47,683)	(1,016,883)	(75,532)		(41,003)	(78,992)
Gross profit	519,816	8,384		39,870	17,887	453,800	1,071		35,031	24,540
Operating (expenses) income	(3,613)	(4,385)	(11,011)	(25,964)	(7,615)	(110,658)	(5,025)	(15,337)	(24,283)	(9,396)
Finance income (costs), net	(129,168)	(891)	(8,586)	494	(412)	(125,965)	(572)	(7,788)	1,129	(957)
Income before income tax and social contribution	387,035	3,108	(19,597)	14,400	9,860	217,177	(4,526)	(23,125)	11,877	14,187
Current and deferred income tax and social contribution	(137,397)	(274)		(4,884)	(3,679)	(74,503)			(4,026)	(5,306)
Profit / (loss) for the period	249,638	2,834	(19,597)	9,516	6,181	142,674	(4,526)	(23,125)	7,851	8,881

9.     PROPERTY, PLANT AND EQUIPMENT

The information related to property, plant and equipment has not changed significantly compared to the disclosed in the Company's financial statements on December 31, 2015.

							Consolidated
	Land	Buildings and Infrastructure	Machinery. equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2015	264,289	2,696,126	11,109,272	38,986	3,199,386	563,540	17,871,599
Cost	264,289	3,436,458	18,638,117	183,086	3,199,386	811,535	26,532,871
Accumulated depreciation		(740,332)	(7,528,845)	(144,100)		(247,995)	(8,661,272)
Balance at December 31, 2015	264,289	2,696,126	11,109,272	38,986	3,199,386	563,540	17,871,599
Effect of foreign exchange differences	(11,663)	(34,354)	(137,336)	(800)	(7,800)	(3,149)	(195,102)
Acquisitions	4	100	44,574	392	735,885	23,537	804,492
Capitalized interest (notes 23 and 27)					110,875		110,875
Write-offs (note 22)		(34)	(6,997)	(6)	(74)	(6,786)	(13,897)
Depreciation		(57,218)	(535,721)	(2,965)		(13,568)	(609,472)
Transfers to other asset categories		80,110	454,292	61	(532,114)	(2,349)
Transfers to intangible assets					(14,353)		(14,353)
Others			(542)		(63)		(605)
Balance at June 30, 2016	252,630	2,684,730	10,927,542	35,668	3,491,742	561,225	17,953,537
Cost	252,630	3,458,982	18,814,607	178,690	3,491,742	816,853	27,013,504
Accumulated depreciation		(774,252)	(7,887,065)	(143,022)		(255,628)	(9,059,967)
Balance at June 30, 2016	252,630	2,684,730	10,927,542	35,668	3,491,742	561,225	17,953,537

							Parent Company
	Land	Buildings and Infrastructure	Machinery. equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2015	83,350	869,071	6,103,720	17,679	1,723,327	69,201	8,866,348
Cost	83,350	1,025,848	10,677,122	118,301	1,723,327	159,914	13,787,862
Accumulated depreciation		(156,777)	(4,573,402)	(100,622)		(90,713)	(4,921,514)
Balance at December 31, 2015	83,350	869,071	6,103,720	17,679	1,723,327	69,201	8,866,348
Acquisitions			25,182	165	565,284	17,634	608,265
Capitalized interest (notes 23 and 27)					62,942		62,942
Write-offs (note 22)		(34)	(7)	(3)		(7,594)	(7,638)
Depreciation		(12,348)	(255,604)	(1,463)		(3,100)	(272,515)
Transfers to other asset categories		49,193	185,288		(234,481)
Transfers to intangible assets					(12,544)		(12,544)
Others			(24)		566	(2)	540
Balance at June 30, 2016	83,350	905,882	6,058,555	16,378	2,105,094	76,139	9,245,398
Cost	83,350	1,075,172	10,887,384	118,056	2,105,094	176,116	14,445,172
Accumulated depreciation		(169,290)	(4,828,829)	(101,678)		(99,977)	(5,199,774)
Balance at June 30, 2016	83,350	905,882	6,058,555	16,378	2,105,094	76,139	9,245,398

(*) Refer basically to railway assets such as courtyards, tracks and leasehold improvements, vehicles, hardware, mines, ore deposits, and spare part inventories.

The breakdown of the projects that make up the work in progress is as follows:

						Consolidated
	Project description	Start date	Completion date		06/30/2016	12/31/2015
Logistics
	Current investments for maintenance of current operations.				55,213	35,457
					55,213	35,457
Mining
	Expansion of Casa de Pedra Mine capacity production.	2007	2016/2017	(1)	738,528	709,945
	Expansion of TECAR export capacity.	2009	2020	(2)	238,453	390,920
	Current investments for maintenance of current operations.				318,350	302,764
					1,295,331	1,403,629
Steel
	Equipment supply for use in the steel operation.	2008	2016		93,493	105,697
	Expansion of the service center/Mogi.	2013	2015/2016	(3)	77	14,950
	Current investments for maintenance of current operations.			(4)	496,232	375,579
					589,802	496,226
Cement
	Construction of cement plants.	2011	2016	(5)	1,541,785	1,254,897
	Current investments for maintenance of current operations.				9,611	9,177
					1,551,396	1,264,074
Construction in progress					3,491,742	3,199,386

(1) Estimated completion date of the Central Plant Step 1;

(2) Estimated completion date of phase 60 Mtpa;

(3) Estimated completion date of Mogi Service Center;

(4) Refers substantially to the reforming of batteries for coke ovens;

(5) Estimated completion date of the unit Arcos / Minas Gerais.The estimated useful lives are as follows:

The estimated useful lives are as follows:

		Consolidated		Parent Company
	06/30/2016	12/31/2015	06/30/2016	12/31/2015
In Years
Buildings	43	43	43	43
Machinery.equipmentand facilities	18	18	18	18
Furnitureand fixtures	11	11	11	11
Others	14	14	11	11

9.a) Depreciation, amortization and depletion expenses:

Additions to depreciation, amortization and depletion for the period were distributed as follows:

				Consolidated
	Six months ended		Three months ended
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Production costs	602,414	531,909	298,503	273,033
Sales expenses	4,527	4,630	2,253	2,330
General and Administrative Expenses	7,147	6,639	3,496	3,317
	614,088	543,178	304,252	278,680
Other operating expenses (*)	23,304	18,477	11,196	9,473
	637,392	561,655	315,448	288,153

				Parent Company
	Six months ended		Three months ended
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Production costs	267,168	416,685	135,700	214,273
Sales expenses	3,608	3,658	1,798	1,880
General and Administrative Expenses	4,446	4,213	2,199	2,074
	275,222	424,556	139,697	218,227
Other operating expenses (*)
	275,222	424,556	139,697	218,227

(*) Refers to the depreciation of unused equipment and to the amortization of intangible assets, see note 22.

10.   INTANGIBLE ASSETS

The information related to intangible assets did not have relevant changes in relation to that disclosed in the Company's financial statements as of December 31, 2015 and, accordingly, the Company decided not to repeat it in the condensed interim financial statements as of June 30, 2016.

							Consolidated			Parent Company
	Goodwill	Customer relationships	Software	Trademarks and patents	Rigths and Licenses (*)	Others	Total	Goodwill	Software	Total
Balance at December 31, 2015	4,098,465	413,387	75,236	143,636	727,390	395	5,458,509	13,091	49,651	62,742
Cost	4,357,799	549,413	173,154	143,636	727,390	395	5,951,787	14,135	84,552	98,687
Accumulated amortization	(150,004)	(136,026)	(97,918)				(383,948)	(1,044)	(34,901)	(35,945)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at December 31, 2015	4,098,465	413,387	75,236	143,636	727,390	395	5,458,509	13,091	49,651	62,742
Effect of foreign exchange differences		(65,524)	(125)	(23,959)		(66)	(89,674)
Acquisitions and expenditures			6				6
Transfer of property. Plant and equipment			14,353				14,353		12,544	12,544
Write-offs (note 22)	(13,091)						(13,091)	(13,091)		(13,091)
Amortization		(22,066)	(5,854)				(27,920)		(2,707)	(2,707)
Balance at June 30, 2016	4,085,374	325,797	83,616	119,677	727,390	329	5,342,183		59,488	59,488
Cost	4,459,370	458,022	179,464	119,677	727,390	329	5,944,252	14,135	97,096	111,231
Accumulated amortization	(264,666)	(132,225)	(95,848)				(492,739)	(14,135)	(37,608)	(51,743)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at June 30, 2016	4,085,374	325,797	83,616	119,677	727,390	329	5,342,183		59,488	59,488

(*) Composed mainly by mineral rights with estimated resources of 1,101 million tons. Corresponding amortization is recorded based on production volumes.

The estimated useful lives for the current year are as follows:

		Consolidated		Parent Company
	06/30/2016	12/31/2015	06/30/2016	12/31/2015
Software	5	5	5	5
Customer relationships	13	13

11.   BORROWINGS, FINANCING AND DEBENTURES

As of June 30, 2016 the balances of borrowings, financing and debentures, which are carried at amortized cost, are as follows:

					Consolidated				Parent Company
	Rates p.a. (%)	Current liabilities		Non-current liabilities		Current liabilities		Non-current liabilities
		06/30/2016	12/31/2015	06/30/2016	12/31/2015	06/30/2016	12/31/2015	06/30/2016	12/31/2015
FOREIGN CURRENCY
Prepayment (*)	1% to 3.5%	109,231	207,657	528,547	2,633,137	109,231	207,657	528,547	2,633,137
Prepayment (*)	3.51% to 8%	369,012	286,487	4,289,363	3,429,716	439,384	372,474	9,092,431	9,272,766
Perpetual bonds	7%	4,369	5,315	3,209,800	3,904,800
Fixed rate notes (*)	4.14% to 10%	135,052	175,768	5,445,737	6,910,992	26,634	32,402	3,334,373	4,056,347
Intercompany bonds	Libor 6M to 3%					1,051,237	1,261,861	1,757,871	2,137,040
Forfaiting (**)	Libor + Spread	151,079	288,772			151,079	288,772
Others	1.2% to 8%	98,528	115,594	270,368	425,635
		867,271	1,079,593	13,743,815	17,304,280	1,777,565	2,163,166	14,713,222	18,099,290
LOCAL CURRENCY
BNDES/FINAME	1.3% + TJLP 2.5% and fixed 6% + 1.5%	66,393	55,435	1,021,819	1,018,189	39,581	27,847	944,921	928,622
Debentures	110.8% to 113.7% CDI	156,760	60,670	1,653,333	1,750,000	156,760	60,670	1,653,333	1,750,000
Prepayment (*)	109.5 % to 116.5% CDI and fixed rate of 8%	194,418	522,418	5,460,000	5,200,000	143,347	473,139	3,460,000	3,200,000
CCB	112.5% and 113% CDI	91,390	92,976	7,200,000	7,200,000	91,390	92,976	7,200,000	7,200,000
Drawee risk (**)			84,063				84,063
Others			6,229		12,107
		508,961	821,791	15,335,152	15,180,296	431,078	738,695	13,258,254	13,078,622
Total borrowings and financing		1,376,232	1,901,384	29,078,967	32,484,576	2,208,643	2,901,861	27,971,476	31,177,912
Transaction costs and issue premiums		(38,360)	(26,703)	(74,000)	(76,742)	(33,716)	(22,788)	(68,042)	(68,895)
Total borrowings and financing + transaction costs		1,337,872	1,874,681	29,004,967	32,407,834	2,174,927	2,879,073	27,903,434	31,109,017

(*) The balances of Pre-export loans, Fixed Rate Notes and Intercompany Bonds from related parties of the parent company totals R$11,043,554 on June 30, 2016 (R$13,416,687 on December 31, 2015), see note 17b.

(**) The balances of forfaiting and drawee risk operations totals R$ 151,079 on June 30, 2016 (R$372,835 on December 31, 2015).

• Maturities of borrowings, financing and debentures presented in non-current liabilities

As of June 30, 2016, the breakdown of principal plus interest of long-term liabilities as borrowings, financing and debentures by maturity date is presented as follows:

		Consolidated		Parent Company
2017	1,111,025	4%	2,668,109	10%
2018	5,602,570	19%	4,774,316	17%
2019	6,896,445	24%	5,271,913	19%
2020	7,408,444	25%	4,621,687	17%
2021	2,208,657	8%	2,788,330	10%
After 2021	2,642,026	9%	7,847,121	27%
Perpetual bonds	3,209,800	11%
	29,078,967	100%	27,971,476	100%

• Amortization and new borrowings, financing and debentures

The table below presents the capitalizations and amortizations during the year:

		Consolidated		Parent Company
	06/30/2016	12/31/2015	06/30/2016	12/31/2015
Opening balance	34,282,515	30,354,058	33,988,090	29,560,826
Funding transactions	7,437	978,206	40,239	2,694,533
Forfaiting funding / Drawee Risk	78,240	924,706	78,240	924,706
Repayment	(611,239)	(2,850,077)	(224,668)	(1,542,921)
Charges – payments	(257,631)	(1,146,306)	(257,631)	(1,146,306)
Forfaiting payments	(1,582,124)	(2,957,762)	(1,323,355)	(2,656,208)
Forfaiting charges	(1,544)	(7,064)	(1,544)	(7,064)
Provision of charges	1,593,578	3,052,164	1,317,017	2,996,662
Provision charges Forfaiting / Drawee Risk	3,030	2,032	3,030	2,032
Other (1)	(3,169,423)	5,932,558	(3,541,057)	3,161,830
Closing balance	30,342,839	34,282,515	30,078,361	33,988,090

(1) Includes interests and unrealized foreign exchange variances.

In 2016, the Group capitalized and amortized loans as shown below:

• Capitalization

				Consolidated
Transaction	Financial institution	Date	Amount	Maturity
Financing	Kreissparkasse Saalfeld-Rudolstadt	June/16	7,437	January 2018
Total			7,437

• Amortization

		Consolidated
Transaction	Payment of principal	Debt charges
Fixed Rate Notes	105,178	388,450
Debentures		130,306
Bank Credit Bill		539,078
Export Credit Note	65,000	403,811
Pre - Export Payment	116,935	103,112
BNDES/FINAME	16,326	16,589
Pre - Debt Payment	303,844
Others	3,956	778
Total	611,239	1,582,124

12.   FINANCIAL INSTRUMENTS

The information related to financial instruments did not have significant changes compared to what was disclosed in Company's financial statements as of December 31, 2015 and, accordingly, the Company decided not to repeat it fully in the condensed interim financial statements as of June 30, 2016.

I - Identification and measurement of financial instruments

The Company enters into transactions involving various financial instruments, mainly cash and cash equivalents, including short-term investments, marketable securities, trade receivables, trade payables, and borrowings and financing. The Company also enters into derivative transactions, especially interest rate and foreign exchange rate swaps.

• Classification of financial instruments

Consolidated						06/30/2016					12/31/2015
	Notes	Available for sale	Fair value through profit or loss	Loans and receivables - effective interest rate	Other liabilities - amortized cost method	Balances	Available for sale	Fair value through profit or loss	Loans and receivables - effective interest rate	Other liabilities - amortized cost method	Balances

Assets
Current
Cash and cash equivalents	3			5,249,156		5,249,156			7,861,052		7,861,052
Short-terminv estments - margin deposit	4			212,810		212,810			763,599		763,599
Trade receivables	5			1,622,486		1,622,486			1,500,812		1,500,812
Derivative financial instruments	7							118,592			118,592
Trading securities	7		12,882			12,882		10,778			10,778
Total			12,882	7,084,452		7,097,334		129,370	10,125,463		10,254,833

Non-current
Other trade receivables	7			13,311		13,311			6,877		6,877
Investments	8	789,962				789,962	471,674				471,674
Loans - related parties	7			400,053		400,053			373,214		373,214
Total		789,962		413,364		1,203,326	471,674		380,091		851,765

Total assets		789,962	12,882	7,497,816		8,300,660	471,674	129,370	10,505,554		11,106,598

Liabilities
Current
Borrowings and financing	11				1,376,232	1,376,232				1,901,384	1,901,384
Derivative financial instruments	13							26,257			26,257
Trade payables					1,194,942	1,194,942				1,293,008	1,293,008
Dividends and interest on capital	13				464,982	464,982				464,982	464,982
Total					3,036,156	3,036,156		26,257		3,659,374	3,685,631

Non-current
Borrowings and financing	11				29,078,967	29,078,967				32,484,576	32,484,576
Total					29,078,967	29,078,967				32,484,576	32,484,576

Total liabilities					32,115,123	32,115,123		26,257		36,143,950	36,170,207

• Fair value measurement

The following table shows the financial instruments recognized at fair value through profit or loss using a valuation method:

Consolidated		06/30/2016			12/31/2015
	Level 1	Balances	Level 1	Level 2	Balances
Assets
Current
Financial assets at fair value through profit or loss
Derivative financial instruments				118,592	118,592
Trading securities	12,882	12,882	10,778		10,778
Non-current
Available-for-sale financial assets
Investments	789,962	789,962	471,674		471,674
Total assets	802,844	802,844	482,452	118,592	601,044

Liabilities
Current
Financial liabilities at fair value through profit or loss
Derivative financial instruments				26,257	26,257
Total liabilities				26,257	26,257

II – Investments in financial instruments classified as available-for-sale and measured at fair value through OCI

The Company has investments in common (USIM3) and preferred (USIM5) shares of Usiminas (“Usiminas Shares”), designated as available-for-sale financial assets. The Company adopts this designation because the nature of the investment is not comprised in any other categories of financial instruments (loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss). The asset is classified as a non-current asset in line item “investments” and is carried at fair value based on the quoted price on the stock exchange (BM&FBOVESPA). According to the Company's policy, the gains and losses arising from changes in the price of shares are recorded directly in equity, as other comprehensive income.

During March 2016, the Usiminas’ Board of Directors authorized a capital increase amounting to R$64,882, through the issuance of up to 50,689,310 preferred shares. On April 22, 2016 CSN fully exercised its right of subscription, paying R$11,603 by 9,064,856 preferred shares. The capital increase has been approved by the Usiminas' Board of Directors on June 03, 2016.

The Usiminas’ Board of Directors authorized in April 2016 an increase in its share capital in the amount of R$1,000,000, through the issuance of 200,000,000 common shares. Over again, on May 20, 2016 CSN fully exercised its right of subscription, paying R$178,832 by 35,766,351 preferred shares. The capital increase has been approved by the Usiminas' Board of Directors on July 19, 2016.

As of June 30, 2016, there was no impairment recorded and the gain from the change in share price in the period was recorded in other comprehensive income (the impairment recorded as of 30 June, 2015 amounted to R$ 89,433):

Class of shares	Quantity	06/30/2016			12/31/2015
		Share price	Closing Balance	Quantity	Share price	Closing Balance	Share price	Variation in the carrying amount
Common (*)	107,156,651	5.08	544,356	71,390,300	4.02	286,989	1.06	257,367
Preferred	114,280,556	1.97	225,133	105,215,700	1.55	163,084	0.42	62,049
	221,437,207		769,489			450,073		319,416

(*) The quantity and carrying amount of the common shares already reflect the approval of the capital increase on July 19, 2016.

As of June 30, 2016, the Company's shareholding equity in USIMINAS was 14.13% in the common shares and 20.86% in the preferred shares. Since July 19, 2016, upon approval of the capital increase in common shares, the Company's shareholding equity in USIMINAS is 15.19% of the common shares and 20.86% are preferred shares.

As of June 30, 2016 the carrying amounts recorded in other comprehensive income for investments available for sale is R$127,780 (R$ (73) as of December 31, 2015).

III - Financial risk management

As of June 30, 2016, there were no changes in the financial risk management policies in relation to those disclosed in the Company's financial statements for the year ended December 31, 2015.

12.a) Foreign exchange and interest rate risks

• Exchange rate risk

The exchange rate risk arises from the existence of assets and liabilities generated in US dollars or Euros is called natural currency exposure. Net exposure is the result of offsetting the natural currency exposure by hedging instruments adopted by CSN.

The consolidated net exposure as of June 30, 2016 is as follows:

		06/30/2016
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in €’000)
Cash and cash equivalents overseas	802,027	56,126
Trade receivables	306,844	9,423
Other assets	9,740	15,840
Total assets	1,118,611	81,389
Borrowings and financing	(4,437,097)	(97,581)
Trade payables	(5,988)	(8,840)
Other liabilities	(7,216)	(81,329)
Total liabilities	(4,450,301)	(187,750)
Foreing exchange exposure	(3,331,690)	(106,361)
Cash flow hedge accounting	1,541,000
Net Investment hedge accounting		96,000
Net foreign exchange exposure	(1,790,690)	(10,361)
Bonds Perpetual	1,000,000
Net currency exposure of the Perpetual Notes	(790,690)	(10,361)

During the second quarter of 2016 CSN initiated a process of reviewing its foreign exchange hedging strategy that resulted in the liquidation of the future dollar derivatives portfolio. Consequently, the net foreign exchange exposure on our consolidated balance sheet as of June 30, 2016 was US$1,790,690 thousand, as shown in the table above. It is important to mention that included in the net foreign exchange exposure there is a liability of US$ 1 billion, classified as loans and financing, related to perpetual bonds; which will not require a disbursement to settle its principal in the foreseeable future considering the corresponding nature. The company began to focus its hedging strategy to preserve its cash flow and is analyzing the replacement of the exposure generated by the settlement of derivatives with new designations of hedge accounting, capturing existing natural relations, and may also utilize other derivative instruments with the objective of protecting future cash flows.

• Interest rate risk

Risk arises from short and long term liabilities with fixed or post fixed interest rates and inflation rates.

12.b) CSN uses several instruments for protection of foreign currency risk and interest rate risk, as shown in the following topics:

• Portfolio of derivative financial instruments

					06/30/2016				12/31/2015	06/30/2016
			Appreciation (R$)		Fair value (market)		Appreciation (R$)		Fair value (market)	Impact on finance income (cost) in 2016
Counterparties	Functional Currency	Notional amount	Asset position	Liability position	Amounts receivable / (payable)	Notional amount	Asset position	Liability position	Amounts receivable / (payable)
BM&FBovespa	Dollar					1,435,000	110,075		110,075	(800,621)
Total forward dollar						1,435,000	110,075		110,075	(800,621)

BBVA	Dollar					39,450	154,017	(147,674)	6,343	(5,594)
BNPP	Dollar					18,700	73,007	(71,703)	1,304	(1,304)
Total dollar-to-euro swap						58,150	227,024	(219,377)	7,647	(6,898)

Itaú BBA	Real					150,000	189,760	(200,680)	(10,920)	(137)
HSBC	Real					185,000	233,125	(247,710)	(14,585)	(153)
Deutsche Bank	Real					10,000	12,579	(13,331)	(752)	(9)
Total Fixed rate-to-CDI interest rate swap						345,000	435,464	(461,721)	(26,257)	(299)

Itaú BBA	Real					30,000	33,396	(33,232)	164	(14)
HSBC	Real					120,000	133,508	(132,802)	706	(49)
Total interest rate- to-CDI swap						150,000	166,904	(166,034)	870	(63)

							939,467	(847,132)	92,335	(807,881)

• Classification of the derivatives in the balance sheet and statement of income

					06/30/2016
Instruments	Assets		Liabilities		Finance income and expenses, net (Note 23)
	Current	Total	Current	Total
Future Dollar BM&F					(800,621)
Dollar - to- euro swap					(6,898)
Fixed rate- to- CDI swap (*)					(299)
CDI -to- fixed rate swap (*)					(63)
					(807,881)

				12/31/2015	06/30/2015
Instruments	Assets		Liabilities		Finance income and expenses, net (Note 23)
	Current	Total	Current	Total
Dollar - to-CDI swap					(18)
Dollar- to- real NDF					316,805
Future Dollar BM&F	110,075	110,075
Dollar- to- euro NDF					39,668
Dollar - to- euro swap	7,647	7,647			(2,884)
Fixed rate- to- CDI swap			26,257	26,257	(3,596)
CDI -to- fixed rate swap	870	870			938
	118,592	118,592	26,257	26,257	350,913

(*) The positions of swap and future dollar transactions were settled in February, March and April 2016.

Hedge accounting – cash flow

Beginning November 1, 2014, the Company formally designated cash flow hedging relationships to protect highly probable future cash flows against US dollar fluctuations.

In order to better reflect the accounting impacts of this foreign exchange hedging strategy on its profit, CSN designated part of its US dollar-denominated liabilities as a hedging instrument of its future exports. As a result, foreign exchange differences arising on translating the designated liabilities shall be temporarily recognized in shareholders’ equity and allocated to profit or loss when such exports are carried out, which will allow recognizing the US dollar impact on liabilities and exports concurrently.

The table below shows a summary of the hedging relationships as of June 30, 2016:

									06/30/2016
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Amortizated part (USD'000)	Impact on finance income (cost) (*)	Impact on shareholders’ equity
3/11/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2016- September 2019	2.4442	500,000			(382,800)
1/12/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2015- February 2019	2.5601	175,000	(25,000)	20,523	(97,455)
12/18/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	May 2020	2.6781	100,000			(53,175)
07/21/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 to March 2021	3.1813	60,000			(1,710)
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 to March 2021	3.2850	100,000			7,520
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 to October 2022	3.285	30,000			2,256
07/24/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 to October 2022	3.3254	100,000			11,560
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 to October 2022	3.3557	25,000			3,648
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 to October 2022	3.3557	70,000			10,213
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 to October 2022	3.3557	30,000			4,377
07/28/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 to October 2022	3.3815	30,000			5,151
1/8/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	(1)	3.3940	(9,000)			(1,658)
3/8/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 to October 2022	3.3940	355,000			65,390
Total						1,566,000	(25,000)	20,523	(426,683)

(*) The effect on the financial result was recorded in net foreign exchange rates.

(1) During the designation on August 2015, we reviewed the future export projections and identified that the amount of US$ 9 million designated previously were not highly probable due to Platt’s quotation reduction. Therefore, the hedge relationship was discontinued from August 2015. The exchange rate of the effective period remains recorded in Stockholders' Equity until the time of debt settlement.

In the hedging relationships described above, the amounts of the debt instruments were fully designated for equivalent iron ore export portions.

The movements in the hedge accounting amounts recognized in shareholders’ equity as of June 30, 2016 are as follows:

	12/31/2015	Movement	Realization	06/30/2016
Cash flow hedge accounting	1,520,090	(1,072,884)	(20,523)	426,683
Income tax and social contribution on cash flow hedge accounting	(516,831)	364,781	6,978	(145,072)
Not recorded Income tax and social contribution on cash flow hedge accounting	357,951	(357,951)
Cash flow hedge accounting	1,361,210	(1,066,054)	(13,545)	281,611

As of June 30, 2016 the hedging relationships established by the Company were effective, according to the prospective tests conducted. Thus, no reversal for hedge accounting ineffectiveness was recognized.

• Net investment hedge in foreign subsidiaries

CSN has foreign exchange exposure in Euros arising from a loan made by a foreign subsidiary with functional currency in Reais, for the acquisition of investments abroad whose functional currency is Euro. Such exposure arises from converting the balance sheets of these subsidiaries for consolidation in CSN, and the exchange rate of the loans affected the income statement in the financial result item and the exchange variation of the net assets of the foreign operation directly affected the equity in other comprehensive income.

As from September 1st, 2015 CSN began to adopt hedge of net investment to eliminate exposure in order to cover future fluctuations of the Euro on such loans. Non-derivative financial liabilities have been designated represented by loan agreements with financial institutions in the amount of € 120 million. The carrying amounts on June 30, 2016 are:

						06/30/2016
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Exchange rate on designation	Designated amounts (EUR'000)	Impact on shareholders' equity
9/1/2015	Non-derivative financial liabilities in EUR – Debt contract	Investments in subsidiaries which EUR is the functional currency	Foreign exchange - R$ vs. EUR spot rate	4.0825	120,000	47,916
01/31/2016	Non-derivative financial liabilities in EUR – Debt contract	Investments in subsidiaries which EUR is the functional currency	Foreign exchange - R$ vs. EUR spot rate	(1)	(24,000)
Total					96,000	47,916

(1) In January 2016 it was settled the portion of debt designated as a hedge instrument.

The changes in the amounts related to net investment hedge as of June 30, 2016 are presented below:

	12/31/2015	Movement	Realization	06/30/2016
Net Investment hedge accounting	20,148	(68,064)		(47,916)
Fair value of net investment hedge in foreign operations	20,148	(68,064)		(47,916)

On June 30, 2016 hedge relationships established by the Company found to be effective, according to prospective tests. Therefore, no reversal by ineffectiveness of the hedge was recorded.

12.c) Sensitivity analysis

 We present below the sensitivity analysis for currency risk and interest rate.

• Sensitivity analysis of Derivative Financial Instruments and consolidated Foreign Exchange Exposure

The Company considered scenarios 1 and 2 as 25% and 50% of deterioration for volatility of the currency, using as reference the closing exchange rate as of June 30, 2016.

The currencies used in the sensitivity analysis and its scenarios are shown below:

				06/30/2016
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	3.2098	3.2733	4.0123	4.8147
EUR	3.5414	3.6569	4.4268	5.3121

The effects on income statement, considering both scenarios are shown below:

					06/30/2016
Instruments	Notional	Risk	Probable scenario (*)	Scenario 1	Scenario 2
Hedge accounting of exports	1,541,000	Dollar	97,854	1,236,575	2,473,151
Currency position	(3,331,690)	Dollar	(211,562)	(2,673,515)	(5,347,029)
(not including exchange derivatives above)
Consolidated exchange position	(1,790,690)	Dollar	(113,708)	(1,436,940)	(2,873,878)
(including exchange derivatives above)
Net Investment hedge accounting	96,000	Euro	11,088	84,992	169,985
Currency position	(106,361)	Euro	(12,285)	(94,166)	(188,332)
Consolidated exchange position	(10,361)	Euro	(1,197)	(9,174)	(18,347)
(including exchange derivatives above)

(*) The likely scenarios were calculated considering the following changes to the risks: Real x Dollar - Real depreciation of 1.98% / Real x Euro – Real depreciation of 3.26%. Source: Banco Central do Brasil on August 03, 2016.

• Sensitivity analysis of changes in interest rates

The Company considered the scenarios 1, and 2 as 25% and 50% of evolution for volatility of the interest as of June 30, 2016.

			Impact on profit or loss
Changes in interest rates	% p.a	Probable scenario (*)	Scenario 1	Scenario 2
TJLP	7.50	(8,751)	(20,075)	(40,150)
Libor	0.92	(44,920)	(12,132)	(24,264)
CDI	14.13	(308,575)	(435,241)	(870,482)

(*) The sensitivity analysis is based on the assumption of maintaining as probable scenario the market values at June 30, 2016 recorded in the Company´s assets and liabilities.

12.d) Liquidity risk

The following table shows the contractual maturities of financial liabilities, including accrued interest.

					Consolidated
At June 30,2016	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures	1,376,232	6,713,595	16,513,546	5,851,826	30,455,199
Trade payables	1,194,942				1,194,942
Dividends and interest on capital	464,982				464,982

• Fair values of assets and liabilities as compared to their carrying amounts

The estimated fair values for certain consolidated long-term borrowings and financing were calculated at prevailing market rates, taking into consideration the nature, terms and risks similar to those of the recorded contracts, as compared below:

		06/30/2016		12/31/2015
	Closing Balance	Fair value	Closing Balance	Fair value
Perpetual bonds	3,214,169	1,280,700	3,910,115	1,330,685
Fixed Rate Notes	5,580,789	3,410,094	7,086,760	3,915,310

13.   OTHER PAYABLES

The group of other payables classified in current and non-current liabilities is comprised as follows:

				Consolidated				Parent Company
	Current		Non-current			Current		Non-current
	06/30/2016	12/31/2015	06/30/2016	12/31/2015	06/30/2016	12/31/2015	06/30/2016	12/31/2015
Payables to related parties (note 17 b)	7,270	6,798			127,157	110,106	79,785	118,653
Derivative financial instruments (note 12 I)		26,257
Exclusive funds (1)						25,387
Dividends and interest on capital payable to non-controlling shareholders	464,982	464,982			2,262	2,262
Advances from customers	51,049	49,505			39,691	40,988
Taxes in installments	26,600	24,237	84,702	87,890	9,388	9,207	1,559	1,476
Profit sharing - employees	89,565	171,695			58,471	121,423
Provision for freight	26,811	105,104			8,679	10,190
Provision industrial restructuring	100,244	122,854			56,402	74,382
Taxes payable			21,498	7,805			7,060	6,321
Other provisions	35,795	30,784			17,397	10,289
Other payables	62,969	70,801	30,832	35,589	5,793	7,465
	865,285	1,073,017	137,032	131,284	325,240	411,699	88,404	126,450

(1)   Refers to derivative transactions managed by exclusive funds.

(2)   Dividends payable by the subsidiary Congonhas with settlement scheduled for November 30, 2016.

14.   INCOME TAX AND SOCIAL CONTRIBUTION

14.a) Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in profit or loss for the year are as follows:

				Consolidated
	Six months ended		Three months ended
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Income tax and social contribution income (expense)
Current	(87,126)	(92,044)	(34,597)	121,915
Deferred	(144,589)	599,697	(74,908)	(116,779)
	(231,715)	507,653	(109,505)	5,136

				Parent Company
	Six months ended		Three months ended
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Income tax and social contribution income (expense)
Current	(51)	(6,040)		150,725
Deferred	(110,123)	642,283	(80,792)	(52,263)
	(110,174)	636,243	(80,792)	98,462

The reconciliation of consolidated income tax and social contribution expenses and income and the result from applying the effective rate to profit before income tax and social contribution are as follows:

				Consolidated
	Six months ended		Three months ended
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Loss before income tax and social contribution	(642,292)	(730,444)	66,790	(619,729)
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	218,379	248,351	(22,709)	210,708
Adjustment to reflect the effective rate:
Equity pickup	21,558	120,583	6,265	(14,900)
Profit with differentiated rates or untaxed	(358,175)	195,504	(181,723)	(145,763)
Transfer pricing adjustment	(13,028)	(22,335)	31,144	(22,094)
Tax loss carryforwards without recognizing deferred taxes	(791,260)	(25,194)	(343,044)	(14,364)
Indebtdness limit	(18,681)	(18,712)	(9,470)	(10,994)
Deferred taxes on temporary differences - non computed(1)	703,320		398,329
Deferred taxes on foreign profit			6,798
Other permanent deductions (add-backs)	6,172	9,456	4,905	2,543
Income tax and social contribution in profit for the period	(231,715)	507,653	(109,505)	5,136
Effective tax rate	-36%	69%	-14%	1%

				Parent Company
	Six months ended		Three months ended
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Loss before income tax and social contribution	(783,753)	(858,455)	23,555	(712,730)
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	266,476	291,875	(8,009)	242,328
Adjustment to reflect the effective rate:
Equity pickup	(283,470)	379,942	(117,863)	(110,525)
Transfer pricing adjustment		(22,335)		(22,094)
Indebtdness limit	(18,681)	(18,712)	(9,470)	(10,994)
Tax loss carryforwards without recognizing deferred taxes	(776,690)		(342,258)
Deferred taxes on temporary differences - non computed (1)	700,146		394,787
Other permanent deductions (add-backs)	2,045	5,473	2,021	(253)
Income tax and social contribution in profit for the period	(110,174)	636,243	(80,792)	98,462
Effective tax rate	-14%	74%	343%	14%

 (1) As from third quarter of 2015 the Company no longer computes income tax and social contribution credits on tax losses and temporary differences.

14.b) Deferred income tax and social contribution:

The deferred income tax and social contribution are calculated on income tax and social contribution tax losses and the temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements:

					Consolidated
	Opening balance	Movement			Closing balance
	12/31/2015	Comprehensive income	P&L	Others	06/30/2016
Deferred tax assets
Income tax losses	264,161		576,032		840,193
Social contribution tax losses	106,654		209,032		315,686
Temporary differences	2,936,212	(13,808)	(902,182)	(547)	2,019,675
- Provision for tax. social security, labor, civil and environmental risks	231,054		7,707		238,761
- Provision for environmental liabilities	88,501		(2,420)		86,081
- Asset impairment losses	68,711		2,637	(3)	71,345
- Inventory impairment losses	17,884		2,730	(1,168)	19,446
- (Gains)/losses on financial instruments	(5,454)		1,610		(3,844)
- (Gains)/losses on available-for-sale financial assets	947,989	(43,470)	-		904,519
- Income tax and social contribution non computed o/ available-for-sale financial assets	(155,533)	43,470	-		(112,063)
- Actuarial liability (pension and healthcare plan)	163,559				163,559
- Accrued supplies and services	49,423		20,826		70,249
- Allowance for doubtful debts	49,394		17,233		66,627
- Unrealized exchange differences (*)	2,427,926		(823,741)		1,604,185
- (Gain) on loss of control over Transnordestina	(224,096)				(224,096)
- Cash flow hedge accounting	516,831	(371,759)			145,072
- Income tax and social contribution non computed o/ cash flow hedge accounting	(357,951)	357,951
- Deferred taxes non computed	(1,087,695)		-85404		(1,173,099)
- Goodwill on merger	9,211		(8,254)		957
- Other	196,458		(35,106)	624	161,976
Non-current assets	3,307,027	(13,808)	(117,118)	(547)	3,175,554

Deferred tax liabilities
Income tax losses	(385)		1,375		990
Social contribution tax losses	(138)		495		357
Temporary differences	495,374	(41,483)	25,601	(2,582)	476,910
- Provision for tax. social security, labor, civil and environmental risks	(14,869)		675		(14,194)
- Provision for environmental liabilities	(789)		(274)		(1,063)
- Asset impairment losses	(18,441)		324		(18,117)
- Inventory impairment losses	(11,164)		(338)	(1,168)	(12,670)
- Actuarial liability (pension and healthcare plan)	(608)				(608)
- Accrued supplies and services	(42,977)		4,514		(38,463)
- Allowance for doubtful debts	(1,128)		357		(771)
- Fair value adjustment - SWT Aquisition	252,549	(38,851)	(17,788)		195,910
- Fair Value adjustment - Mining Business combination	336,443		(1,941)		334,502
- Unrealized exchange differences (*)			42,636		42,636
- Deferred taxes non computed	614		-2536		(1,922)
- Others	(4,256)	(2,632)	(28)	(1,414)	(8,330)
Non-current liabilities	494,851	(41,483)	27,471	(2,582)	478,257

				Parent Company
	Opening balance	Movement		Closing balance
	12/31/2015	Comprehensive income	P&L	06/30/2016
Deferred tax assets
Income tax losses	226,246		569,884	796,130
Social contribution tax losses	93,031		206,806	299,837
Temporary differences	2,909,684	(13,808)	(886,813)	2,009,063
- Provision for tax. social security, labor, civil and environmental risks	216,862		4,427	221,289
- Provision for environmental liabilities	88,501		(2,420)	86,081
- Asset impairment losses	67,483		2,902	70,385
- Inventory impairment losses	13,757		140	13,897
(Gain)/loss in financial instruments	(5,454)		1,610	(3,844)
- (Gains)/losses on available-for-sale financial assets	947,989	(43,470)	-	904,519
- Income tax and social contribution non computed o/ available-for-sale financial assets	(155,533)	43,470	-	(112,063)
- Actuarial liability (pension and healthcare plan)	163,560			163,560
- Accrued supplies and services	49,040		32,114	81,154
- Allowance for doubtful debts	28,087		(481)	27,606
- Unrealized exchange differences (*)	2,427,926		(823,741)	1,604,185
(Gain) in control loss on Transnorderstina	(224,096)			(224,096)
- Cash flow hedge accounting	516,831	(371,759)		145,072
- Income tax and social contribution non computed o/ cash flow hedge accounting	(357,951)	357,951
- Deferred taxes non computed	(977,558)		(76,544)	(1,054,102)
- Other	110,240		(24,820)	85,420
Non-current assets	3,228,961	(13,808)	(110,123)	3,105,030

(*) The Company taxes the foreign exchange differences on a cash basis to calculate income tax and social contribution.

The Company has foreign subsidiaries in its corporate structure, for which profits are taxed at income tax in the countries where they are domiciled by lower rates than those prevailing in Brazil. From 2012 up to the 2nd quarter of 2016 such foreign subsidiaries generated profits amounting to R$1,706,873. If for some reason tax authorities understand that these profits are subject to additional taxation in Brazil in respect of income tax and social contribution, which if due, would total R$459.628.

The Company, based on its legal counsel’s opinion, assessed the likelihood of loss in a potential claiming by tax authorities which resulted in a possible risk of loss and, therefore, no provision was recognized in the financial statements.

14.c) Income tax and social contribution recognized in shareholders' equity:

The income tax and social contribution recognized directly in shareholders' equity are as follows:

		Consolidated		Parent Company
	06/30/2016	12/31/2015	06/30/2016	12/31/2015
Income tax and social contribution
Actuarial gains on defined benefit pension plan	64,603	64,489	65,128	65,247
Changes in the fair value on available-for-sale financial assets	38	38	38	19,269
Actuarial gains and assets available for sale by incorporation				(19,349)
Exchange differences on translating foreign operations	(425,510)	(425,510)	(425,510)	(425,510)
Cash flow hedge accounting	145,072	158,880	145,072	158,880
	(215,797)	(202,103)	(215,272)	(201,463)

15.   PROVISION FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

On June 30, 2016, the information related to judicial deposits and processes has not changed significantly compared to the disclosed in the Company's financial statements as of December 31, 2015. The breakdown of the provisioned amounts and its respective judicial deposits are presented as following:

				Consolidated				Parent Company
	Accrued liabilities			Judicial deposits		Accrued liabilities		Judicial deposits
	06/30/2016	12/31/2015	06/30/2016	12/31/2015	06/30/2016	12/31/2015	06/30/2016	12/31/2015
Tax	127,927	143,852	82,861	82,472	66,095	82,619	65,321	67,843
Social security	73,861	70,174	46,193	46,193	72,934	69,293	46,193	46,193
Labor	471,607	478,611	184,412	165,027	381,763	388,763	150,931	133,686
Civil	133,901	128,451	23,408	24,634	106,900	103,087	9,461	13,696
Environmental	7,529	17,646	1,190	1,697	2,263	12,536	1,121	1,628
Judicial deposits			8,431	8,519
	814,825	838,734	346,495	328,542	629,955	656,298	273,027	263,046

The changes in the provision for tax, social security, labor, civil and environmental risks in the year ended June 30, 2015 were as follows:

					Consolidated
					Current + Non- current
Nature	12/31/2015	Additions	Net update on amount	Net utilization of reversal	06/30/2016
Tax	143,852		5,093	(21,018)	127,927
Social security	70,174		3,687		73,861
Labor	478,611	26,297	41,758	(75,059)	471,607
Civil	128,451	2,188	5,157	(1,895)	133,901
Environmental	17,646	1,072	454	(11,643)	7,529
	838,734	29,557	56,149	(109,615)	814,825

					Parent Company
					Current + Non- current
Nature	12/31/2015	Additions	Net update on amount	Net utilization of reversal	06/30/2016
Tax	82,619		2,651	(19,175)	66,095
Social security	69,293		3,641		72,934
Labor	388,763	17,589	38,247	(62,836)	381,763
Civil	103,087	2,022	3,505	(1,714)	106,900
Environmental	12,536	52	202	(10,527)	2,263
	656,298	19,663	48,246	(94,252)	629,955

The provision for tax, social security, labor, civil and environmental liabilities was estimated by management and is mainly based on the legal counsel’s assessment. Only proceedings for which the risk is classified as probable loss are accrued. This provision includes tax liabilities resulting from lawsuits filed by the Company, subject to SELIC (Special System for Settlement and Custody interest rates).

•         Other administrative and judicial proceedings

The table below shows a summary of the carrying amounts of the main legal matters with possible risk of loss on June 30, 2016 compared to December 31, 2015. The increase in the carrying amounts substantially reflects the monetary update.

		Consolidated
	06/30/2016	12/31/2015
Tax assessment notice issued against the Company for an alleged sale of 40% of the shares of its joint venture NAMISA to a Japanese-Korean consortium,	8,060,222	7,743,501
Income tax/ Social contribution - Assesment and Imposition of Fine (AIIM) - Dissallow ance of deductions of goodw ill generated in te reverse incorporation of Big Jump by Namisa	2,348,457	2,250,833
Assessment Notice and Imposition of Fine (AIIM) - Income tax / Social contribution - gloss of interest on prepayment arising from supply contracts of iron ore and port services	1,156,764	1,105,793
Tax foreclosures - ICMS - Electricity credits	831,640	785,043
Installments MP 470 - alleged insufficiency of tax losses	618,021	587,205
Offset of taxes that were not approved by the Federal Revenue Service - IRPJ/CSLL, PIS/COFINS e IPI	1,432,359	1,015,355
Notices of violation and imposition of fine - Income taxes and social contribution due to profits from foreign subsidiaries (years 2008,2010 and 2011)	1,578,471	832,183
Disallowance of the ICMS credits - Transfer of iron ore	542,356	516,581
Disallowance of the ICMS credits - ICMS - acquisition of subsidiary (*)		277,389
ICMS - Refers to the transfer of imported raw material at an amount lower than the price disclosed in the import documentation	265,033	252,112
Disallowance of the tax losses arising on adjustments to the SAPLI	430,964	409,323
Assessment Notice - ICMS - shipping and return merchandise for Industrialization	572,991	541,338
Assessment Notice- Income tax- Capital Gain of CFM vendors located outside	177,108	170,835
Other tax (federal, state, and municipal) lawsuits.	2,787,313	2,537,626
Social security lawsuits	302,786	289,923
Law suit applied by Brazilian antitrust authorities (CADE)	94,659	70,423
Other civil lawsuits	755,628	763,576
Labor and social security lawsuits	1,111,944	1,032,678
Environmental lawsuits	342,375	359,046
	23,409,091	21,540,763

(*) Tax assessments were canceled due to a favorable decision to the Company in the 2nd administrative judicial level, the referred judgment occurred on February 15, 2016.

(1) The increase is due to an assessment notice received in June 2016, related to the Profits from foreign subsidiaries in 2011.

The assessments made by the legal counsel define these administrative and judicial proceedings as entailing risk of possible loss and, therefore, no provision was recorded in conformity with Management’s judgment and accounting practices adopted in Brazil.

Environmental lawsuits

The environmental processes present high complexity for estimating the amount at risk, should be taken into consideration, among various aspects, procedural development, the extent of damage and the projection of repairing costs.

There are other environmental processes for which it is not yet possible to assess the risk and contingency value due to the aforementioned complexity estimation, the peculiarities of the matters involving them and also their procedural steps.

16.   PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMENT OBLIGATIONS

On June 30, 2016, the information related to environmental liabilities and asset retirement obligation has not changed significantly compared to the disclosed in the Company's financial statements as of December 31, 2015.

The carrying amount of the provision for environmental liabilities and asset retirement obligation (ARO) are as follows:

		Consolidated		Parent Company
	06/30/2016	12/31/2015	06/30/2016	12/31/2015
Environmental liabilities	253,862	262,290	249,486	259,115
Asset retirement obligations	70,163	66,641
	324,025	328,931	249,486	259,115

17.   RELATED-PARTY BALANCES AND TRANSACTIONS

On June 30, 2016, the information regarding the related party transactions has not changed significantly compared to the disclosed in the Company's financial statements as of December 31, 2015.

17.a) Transactions with holding companies

After payment of dividends in 2015 amounting to R$306,139, there were no transactions with holding companies.

17.b) Transactions with subsidiaries, joint ventures, associates, exclusive funds and other related parties

•       By transaction

						Consolidated
	Current		Non-current		Total
	06/30/2016	12/31/2015	06/30/2016	12/31/2015	06/30/2016	12/31/2015
Assets
Trade receivables (note 5)	82,602	61,366			82,602	61,366
Dividends receivable (note 5)	26,902	27,817			26,902	27,817
Actuarial asset (note 7)			99,580	114,433	99,580	114,433
Financial investments/ investments	161,084				161,084
Loans (note 7)			400,053	373,214	400,053	373,214
Other receivables (note 8)	9,209	9,420	32,770	29,020	41,979	38,440
	279,797	98,603	532,403	516,667	812,200	615,270
Liabilities
Other payables (Note 13)
Accounts payable	7,270	6,798			7,270	6,798
Trade payables	112,863	67,443			112,863	67,443
Actuarial liabilities			514,368	514,368	514,368	514,368
	120,133	74,241	514,368	514,368	634,501	588,609

	06/30/2016	06/30/2015
P&L
Revenues
Sales	354,660	382,528
Interest	27,474	32,119
Expenses
Purchases	(517,964)	(559,208)
Interest		(256,087)
	(135,830)	(400,648)

•      By company

										Consolidated
	Assets			Liabilities			P&L
	Current	Non-current	Total	Current	Non-current	Total	Sales	Purchases	Finance income (costs), net	Total

Joint-venture e Joint-operation
Itá Energética S.A.				2,652		2,652		(16,097)		(16,097)
CGPAR Construção Pesada S.A.	1,301		1,301	18,038		18,038		(39,930)		(39,930)
MRS Logística S.A.	26,199		26,199	54,829		54,829		(418,820)		(418,820)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	5,298		5,298	10,192		10,192	9	(34,603)		(34,594)
Transnordestina Logística S.A (1)		381,932	381,932	33,610		33,610	2,312		25,413	27,725
	32,798	381,932	414,730	119,321		119,321	2,321	(509,450)	25,413	(481,716)
Other related parties
CBS Previdência		99,580	99,580		514,368	514,368
Fundação CSN	1,830		1,830	77		77
Banco Fibra	161,084		161,084						636	636
Usiminas				509		509	17,027	(5,338)		11,689
Panatlântica	83,892	3,750	87,642				320,845			320,845
Ibis Participações e Serviços								(3,176)		(3,176)
Partifib Projetos Imobiliários	193		193				1,099			1,099
	246,999	103,330	350,329	586	514,368	514,954	338,971	(8,514)	636	331,093
Associates
Arvedi Metalfer do Brasil S.A.		47,141	47,141	226		226	13,368		1,425	14,793
Total at 06/30/2016	279,797	532,403	812,200	120,133	514,368	634,501	354,660	(517,964)	27,474	(135,830)
Total at 12/31/2015	98,603	516,667	615,270	74,241	514,368	588,609	725,285	(1,103,428)	63,751	(314,392)
Total at 06/30/2015							382,528	(559,208)	(223,968)	(400,648)

1. Transnordestina Logística S.A: Refers mainly to contracts in R$: interest equivalent to 108.0% and 102.0% of CDI with final maturity in June 2017. As of June 30, 2016, the borrowings carrying amounts totaled to R$381,932 (R$222,727 as of December 31, 2015).

•       By transaction

						Parent Company
	Current		Non-current		Total
	06/30/2016	12/31/2015	06/30/2016	12/31/2015	06/30/2016	12/31/2015
Assets
Trade receivables (1) (note 5)	933,505	1,140,172			933,505	1,140,172
Dividends receivable (note 5)	730,062	737,668			730,062	737,668
Actuarial asset (note 7)			101,305	112,660	101,305	112,660
Loans (note 7)			257,480	239,930	257,480	239,930
Short-term investments / Investments (2)	1,220,999	1,412,428	46,961	28,078	1,267,960	1,440,506
Exclusive funds (note 7)		110,075				110,075
Ohter receivables (3) (note 7)	54,737	32,479	328,393	303,441	383,130	335,920
	2,939,303	3,432,822	734,139	684,109	3,673,442	4,116,931
Liabilities
Borrowings and financing
Prepayment (note 11)	70,371	85,987	4,803,068	5,843,050	4,873,439	5,929,037
Fixed Rate Notes e Intercompany Bonds (note 11)	26,634	32,402	3,334,373	4,056,347	3,361,007	4,088,749
Intercompany Loans (note 11)	1,051,237	1,261,861	1,757,871	2,137,040	2,809,108	3,398,901
	1,148,242	1,380,250	9,895,312	12,036,437	11,043,554	13,416,687
Other payables (Note 13)
Accounts payable	127,141	110,090	79,785	118,653	206,926	228,743
Advances from customers	16	16			16	16
Exclusive funds (2) (note 13)		25,387				25,387
Trade payables	152,787	153,559			152,787	153,559
Actuarial liabilities			514,367	514,367	514,367	514,367
	279,944	289,052	594,152	633,020	874,096	922,072

	06/30/2016	06/30/2015
P&L
Revenues
Sales	1,364,264	2,750,132
Interest	17,620	10,746
Exclusive funds		372,782
Expenses
Purchases	(665,007)	(875,265)
Interest	(252,806)	(713,396)
Foreing exchange and monetary variations, net	2,186,217	(1,315,934)
Exclusive funds	(731,130)
	1,919,158	229,065

(1)   Accounts receivable derive from sales operations of goods and services between the parent company, subsidiaries and joint ventures.

(2)   Assets: Financial investments classified as current totaled to R$ 1,220,999 as of June 30, 2016 (R$1,412,428 at December 31, 2015) and the interests in Usiminas, recorded in the exclusive funds and classified as investments available for sale, located in non-current assets, amounted to R$46,961 (R$28,078 as of December 31, 2015).

(3)   Current: Refers mainly to assignment of tax loss credits of income tax and social contribution, related to Metallurgical Prada companies, FTL (Ferrovia Transnordestina Logistica) and MMSA (Companhia de Embalagens Metálicas).

Non-current: Refers mainly to advances for future capital increases, dividends to be received and receivables from acquisition of debentures.

•       By company

											Parent Company
	Assets			Liabilities			P&L
	Current	Non-current	Total	Current	Non-current	Total	Sales	Purchases	Finance income (costs), net	Exchange rates, net	Total

Subsidiaries
Companhia Metalic Nordeste				50		50	23,904	(136)	(128)		23,640
Companhia Metalúrgica Prada (1)	222,697	121,336	344,033	12,944	196	13,140	485,731	(52,168)			433,563
Estanho de Rondônia S.A.	1,063	2,034	3,097					(5,128)	52		(5,076)
Sepetiba Tecon S.A.	10,574	83,764	94,338	11,919		11,919		(20,937)	(1)		(20,938)
Minérios Nacional S.A.		7,196	7,196						17		17
Congonhas Minérios S.A. (2)	733,916		733,916	31,555		31,555	308	(261,677)			(261,369)
CSN Energia S.A.				12,873		12,873		(118,503)	(653)		(119,156)
Ferrovia Transnordestina Logística S.A.	3,123	33,786	36,909		79,589	79,589	4		(6,537)		(6,533)
Companhia Siderúrgica Nacional, LLC (3)	432,985		432,985	123,936		123,936	374,983	(9,965)		(109,838)	255,180
CSN Europe Lda.				10,861	98,604	109,465			1,482	21,350	22,832
CSN Resources S.A. (4)				1,127,769	7,225,858	8,353,627			(218,316)	1,763,585	1,545,269
Lusosider Aços Planos, S.A.	187,383		187,383	32,201		32,201	157,381			(38,895)	118,486
CSN Islands XI Corp. (5)					1,027,136	1,027,136				222,400	222,400
CSN Islands XII Corp. (6)				9,613	1,457,249	1,466,862			(33,836)	315,530	281,694
CSN Ibéria Lda.					86,466	86,466			(1,355)	18,623	17,268
Companhia de Embalagens Metálicas MMSA	5,404	44,859	50,263
Companhia Florestal do Brasil		2,648	2,648
Stahlwerk Thüringen GmbH								(22,142)			(22,142)
	1,597,145	295,623	1,892,768	1,373,721	9,975,098	11,348,819	1,042,311	(490,656)	(259,275)	2,192,755	2,485,135
Joint-venture e Joint-operation
ITA Energética S.A	17,063		17,063
CGPAR Construção Pesada S.A.	4,042		4,042
MRS Logística S.A.	13,111		13,111	38,998		38,998		(98,622)			(98,622)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	1,028		1,028	15,436		15,436	9	(67,365)			(67,356)
Transnordestina Logística S.A.		239,359	239,359	16		16			16,125		16,125
	35,244	239,359	274,603	54,450		54,450	9	(165,987)	16,125		(149,853)
Other related parties
CBS Previdência		101,305	101,305		514,366	514,366
Fundação CSN	1,830		1,830	15		15		(590)			(590)
Banco Fibra	16		16
Usiminas								(4,598)			(4,598)
Panatlântica	83,892	3,750	87,642				320,845				320,845
Ibis Participações e Serviços								(3,176)			(3,176)
Partifib Projetos Imobiliários	193		193				1,099				1,099
	85,931	105,055	190,986	15	514,366	514,381	321,944	(8,364)			313,580
Associates
Arvedi Metalfer do Brasil S.A.		47,141	47,141						1,425		1,425

Exclusive Funds
Diplic, Caixa Vertice, VR1, BB Steel	1,220,983	46,961	1,267,944						(731,129)		(731,129)
Total at 06/30/2016	2,939,303	734,139	3,673,442	1,428,186	10,489,464	11,917,650	1,364,264	(665,007)	(972,854)	2,192,755	1,919,158
Total at 12/31/2015	3,432,822	684,109	4,116,931	1,669,302	12,669,457	14,338,759	5,852,639	(1,636,308)	(145,389)	(3,780,650)	290,292
Total at 06/30/2015							2,750,132	(875,265)	(329,868)	(1,315,934)	229,065

(1)   Companhia Metalurgica Prada refers mainly to accounts receivable and debentures from CBL amounting to R$219,362 and 121,336, respectively, as of June 30, 2016.

(2)   Congonhas Minérios: Refers mainly to dividends declared by Namisa amounting to R$694,080 and posteriorly assumed by Congonhas due to the merger on December 31, 2015. Liabilities: Account payables related to purchases of iron ore.

(3)   Companhia Siderurgica Nacional, LLC: On June 30, 2016 the carrying amounts of trade accounts receivable totaled R$432,985 (R$682,875 December 31, 2015), they are related to sale of steel to resellers.

(4)   CSN Resources SA: Contracts in US dollars of Prepayment Fixed Rate Notes and Intercompany Bonds, the interest rate under this transaction is 9.13% and its maturity date is June 2047. On June 30, 2016, the loans amounted to R$8,353,627 (R$10,146,701 on December 31, 2015).

(5)   CSN Islands XI Corp.: Contracts in US dollars, without interest, maturing on August 2017. On June 30 2016, the loans amounted to R$1,027,136 (R$1,249,536 as of December 31, 2015).

(6)   CSN Islands XII Corp.: Contracts in US dollars, interest rate of 7.64% and maturing on February 2025. On June 30, 2016, the loans amounted to R$1,466,862 (R$1,784,417 on December 31, 2015).

17.c) Key management personnel

The key management personnel with authority and responsibility for planning, directing and controlling the Company’s activities, include the members of the Board of Directors and statutory directors. The following is information on the compensation of such personnel and the related balances as of June 30, 2016.

	Six months ended		Theree months ended
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
	P&L		P&L
Short-term benefits for employees and officers	63,136	26,297	23,327	20,506
Post-employment benefits	203	117	85	87
	63,339	26,414	23,412	20,593

The remuneration of key management personnel in 2016 includes payments for contracts with executives that were linked to parameters that were achieved in the first quarter 2016.

18.   SHAREHOLDERS' EQUITY

18.a) Paid-in capital

Fully subscribed and paid-in capital as of June 30, 2016 and December 31, 2015 is R$4,540,000 comprising 1,387,524,047 book-entry common shares without par value. Each common share entitles its holder to one vote in Shareholders’ Meetings.

18.b) Authorized capital

The Company’s bylaws in effect as of June 30, 2016 determine that the capital can be raised to up to 2,400,000,000 shares by decision of the Board of Directors.

18.c) Legal reserve

This reserve is recognized at the rate of 5% of the profit for each period, as provided for by Article 193 of Law 6,404/76, up to the ceiling of 20% of share capital.

18.d) Ownership structure

As of June 30, 2016, the Company’s ownership structure was as follows:

			06/30/2016			12/31/2015
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A.	697,719,990	50.29%	51.41%	697,719,990	50.29%	51.41%
Rio Iaco Participações S.A.	58,193,503	4.19%	4.29%	58,193,503	4.19%	4.29%
Caixa Beneficente dos Empregados da CSN CBS	20,143,031	1.45%	1.48%	20,143,031	1.45%	1.48%
BNDES Participações S.A. – BNDESPAR	8,794,890	0.63%	0.65%	8,794,890	0.63%	0.65%
NYSE (ADRs)	327,284,764	23.59%	24.12%	336,435,464	24.25%	24.79%
BM&FBovespa	244,996,869	17.66%	18.05%	235,846,169	17.00%	17.38%
	1,357,133,047	97.81%	100.00%	1,357,133,047	97.81%	100.00%
Treasury shares	30,391,000	2.19%		30,391,000	2.19%
Total shares	1,387,524,047	100.00%		1,387,524,047	100.00%

18.e) Treasury shares

The Board of Directors authorized various share buyback programs in order to hold shares in treasury for subsequent disposal and/or cancelation with a view to maximizing the generation of value to the shareholder through an efficient capital structure management, as shown in the table below:

Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	Number bought back	Share cancelation		Balance in treasury
1º	3/13/2014	70,205,661	From 3/14/2014 to 4/14/2014	R$ 9.34	R$ 9.22 and R$ 9.45	2,350,000			2,350,000
2º	4/15/2014	67,855,661	From 4/16/2014 to 5/23/2014	R$ 8.97	R$ 8.70 and R$ 9.48	9,529,500			11,879,500
3º	5/23/2014	58,326,161	From 5/26/2014 to 6/25/2014	R$ 9.21	R$ 8.61 and R$ 9.72	31,544,500			43,424,000
4º	6/26/2014	26,781,661	From 6/26/2014 to 7/17/2014	R$ 10.42	R$ 9.33 and R$ 11.54	26,781,661			70,205,661
	7/18/2014			Not applicable	Not applicable		60,000,000	(1)	10,205,661
5º	7/18/2014	64,205,661	From 7/18/2014 to 8/18/2014	R$ 11.40	R$ 11.40	240,400			10,446,061
	8/19/2014			Not applicable	Not applicable		10,446,061	(1)
6º	8/19/2014	63,161,055	From 8/19/2014 to 9/25/2014	R$ 9.82	R$ 9.47 and R$ 10.07	6,791,300			6,791,300
7º	9/29/2014	56,369,755	From 9/29/2014 to 2/29/2014	R$ 7.49	R$ 4.48 and R$ 9.16	21,758,600			28,549,900
8º	12/30/2014	34,611,155	From 12/31/2014 to 3/31/2015	R$ 5.10	R$ 4.90 and R$ 5.39	1,841,100			30,391,000
9º (*)	03/31/2015	32,770,055	From 4/01/2015 to 6/30/2015

(*) There were no share buyback in this program.

(1)   In 2014 the Board of Directors approved the cancelation of 70,446,061 treasury shares without change in the Company’s share capital.

As of June 30, 2016, the position of the treasury shares was as follows:

Quantity purchased (Units)	Amount paid for the shares	Share price			Market price of the shares on 06/30/2016 (*)

		Minimum	Maximum	Average
30,391,000	R$ 238,976	R$ 4.48	R$ 10.07	R$ 7.86	R$ 237,658

(*) Using the last share quotation on BM&F Bovespa as of June 30, 2016 of R$7.82 per share.

18.f) Policy on investments and payment of interest on capital and dividends

At a meeting held on December 11, 2000, the Board of Directors decided to adopt a profit distribution policy which, after compliance with the provisions in Law 6,404/76, as amended by Law 9,457/97, will entail the distribution of all the profit to the Company’s shareholders, provided that the following priorities are observed, irrespective of their order: (i) carrying out the business strategy; (ii) fulfilling its obligations; (iii) making the required investments; and (iv) maintaining a healthy financial situation of the Company.

18.g) Earnings/(loss) per share:

Basic earnings per share were calculated based on the profit attributable to the owners of CSN divided by the weighted average number of common shares outstanding during the period, excluding the common shares purchased and held as treasury shares, as follows:

				Parent Company
	Six months ended		Three months ended
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Common Shares			Common Shares
Net (Loss)/ Gain of the period
Attributable to owners of the Company	(893,927)	(222,212)	(57,237)	(614,268)
Weighted average number of shares	1,357,133,047	1,357,167,255	1,357,133,047	1,357,133,047
Basic and diluted EPS	(0.65869)	(0.16373)	(0.04217)	(0.45262)

19.   PAYMENT TO SHAREHOLDERS

The table below shows the dividends approved and paid for the last years:

Year	Approval Year	Dividends	Total	Year	Payment Year	Dividends	Total
2014	2014	700,000	700,000	2014	2014	424,939	424,939
2015	2015	275,000	275,000		2015	274,917	274,917
				2015	2015	274,918	274,918
Total approved		975,000	975,000	Total paid		974,774	974,774

20.   NET SALES REVENUE

Net sales revenue is comprised as follows:

				Consolidated
	Six months ended		Three months ended
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Gross revenue
Domestic market	4,653,263	5,644,015	2,367,186	2,701,384
Foreign market	4,771,684	3,534,614	2,593,574	1,740,597
	9,424,947	9,178,629	4,960,760	4,441,981
Deductions
Cancelled sales and discounts	(102,587)	(153,057)	(33,807)	(114,593)
Taxes on sales	(1,129,211)	(1,328,180)	(577,607)	(640,248)
	(1,231,798)	(1,481,237)	(611,414)	(754,841)
Net revenue	8,193,149	7,697,392	4,349,346	3,687,140

				Parent Company
	Six months ended		Three months ended
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Gross revenue
Domestic market	4,292,415	5,271,493	2,192,875	2,558,445
Foreign market	960,004	1,990,270	539,623	1,002,322
	5,252,419	7,261,763	2,732,498	3,560,767
Deductions
Cancelled sales and discounts	(90,985)	(132,940)	(29,928)	(100,974)
Taxes on sales	(992,120)	(1,199,944)	(510,896)	(588,946)
	(1,083,105)	(1,332,884)	(540,824)	(689,920)
Net revenue	4,169,314	5,928,879	2,191,674	2,870,847

21.   EXPENSES BY NATURE

				Consolidated
	Six months ended		Three months ended
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Raw materials and inputs	(2,136,375)	(2,662,845)	(1,132,378)	(1,215,622)
Labor cost	(1,290,751)	(881,269)	(664,542)	(453,190)
Supplies	(733,689)	(526,761)	(403,640)	(265,501)
Maintenance cost (services and materials)	(651,244)	(493,757)	(358,538)	(252,623)
Outsourcing services	(1,758,476)	(1,501,228)	(965,281)	(780,064)
Depreciation, amortization and depletion (note 9 a)	(614,088)	(543,178)	(304,252)	(278,680)
Others	(268,987)	(95,506)	(96,689)	(22,656)
	(7,453,610)	(6,704,544)	(3,925,320)	(3,268,336)

Classified as:
Cost of sales	(6,344,665)	(5,872,628)	(3,426,907)	(2,847,095)
Selling expenses	(844,604)	(612,174)	(394,183)	(311,344)
General and administrative expenses	(264,341)	(219,742)	(104,230)	(109,897)
	(7,453,610)	(6,704,544)	(3,925,320)	(3,268,336)

				Parent Company
	Six months ended		Three months ended
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Raw materials and inputs	(1,533,676)	(1,684,969)	(750,204)	(842,206)
Labor cost	(724,201)	(731,283)	(370,501)	(374,119)
Supplies	(518,872)	(513,235)	(291,063)	(259,965)
Maintenance cost (services and materials)	(390,349)	(480,504)	(221,246)	(245,490)
Outsourcing services	(523,290)	(980,921)	(287,935)	(530,062)
Depreciation, amortization and depletion (note 9 a)	(275,222)	(424,556)	(139,697)	(218,227)
Others	(81,308)	(111,333)	(55,983)	(36,818)
	(4,046,918)	(4,926,801)	(2,116,629)	(2,506,887)

Classified as:
Cost of sales	(3,545,062)	(4,457,281)	(1,906,666)	(2,267,849)
Selling expenses	(306,229)	(294,150)	(137,596)	(148,232)
General and administrative expenses	(195,627)	(175,370)	(72,367)	(90,806)
	(4,046,918)	(4,926,801)	(2,116,629)	(2,506,887)

22.   OTHER OPERATING INCOME (EXPANSES)

				Consolidated
	Six months ended		Three months ended
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Other operating income
Indemnities/gains on lawsuits	24,960	3,068	6,284	1,340
Rentals and leases	578	593	250	308
Dividends received		5,103		5,103
Other revenues	8,480	9,760	5,212	5,811
	34,018	18,524	11,746	12,562
	-	-	-	-
Other operating expenses
Taxes and fees	(90,299)	(13,266)	(79,497)	(1,399)
Write-off/(Provision) of judicial deposits	(17,165)	(555)	116	(503)
Provision for environmental risks	(545)	2,663	597	(813)
Provision for tax, social security, labor, civil and environmental risks, net of reversals	(72,394)	(214,783)	(30,125)	(67,250)
Depreciation of unused equipment and amortization of intangible assets (note 9 a)	(23,304)	(18,477)	(11,196)	(9,473)
Write- off of PPE and intagible assests (notes 9 and 10)	(26,988)	(4,553)	(14,022)	(568)
Inventory impairment losses/reversals (note 6)	12,344	(6,414)	(2,275)	(4,517)
Losses on spare parts	(7,473)	(17,093)	(894)	(11,527)
Studies and project engineering expenses	(13,245)	(21,991)	(7,514)	(13,504)
Research and development expenses	(1,168)	(1,622)	(593)	(871)
Healthcare plan expenses	(33,913)	(29,869)	(14,824)	(14,907)
Impairment of available-for-sale financial assets		(97,851)		(89,434)
Other expenses	(57,609)	(31,266)	(22,700)	(20,812)
	(331,759)	(455,077)	(182,927)	(235,578)
Other operating expenses, net	(297,741)	(436,553)	(171,181)	(223,016)

				Parent Company
	Six months ended		Three months ended
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Other operating income
Indemnities/gains on lawsuits	2,573	2,780	685	1,162
Rentals and leases	550	571	222	286
Dividends received		5,103		5,103
Other revenues	1,447	3,815	823	1,996
	4,570	12,269	1,730	8,547

Other operating expenses
Taxes and fees	(13,102)	(11,332)	(12,406)	(506)
Write-off/(Provision) of judicial deposits	(17,171)	(559)	110	(502)
Provision for environmental risks	746	2,663	1,083	(813)
Provision for tax, social security, labor, civil and environmental risks, net of reversals	(67,158)	(204,629)	(21,722)	(59,846)
Write- off of PPE and intagible assests (notes 9 and 10)	(20,729)	(3,907)	(13,140)	(65)
Inventory impairment losses/reversals (note 6)	(412)	(8,440)	2,066	(8,047)
Losses on spare parts	(1,081)	(17,093)	(894)	(11,527)
Studies and project engineering expenses	(12,457)	(21,824)	(6,886)	(13,463)
Research and development expenses	(1,168)	(1,622)	(593)	(871)
Healthcare plan expenses	(33,915)	(29,869)	(14,825)	(14,907)
Impairment of available-for-sale financial assets		(97,851)		(89,434)
Other expenses	(23,021)	(12,224)	(19,719)	(4,946)
	(189,468)	(406,687)	(86,926)	(204,927)
Other operating expenses, net	(184,898)	(394,418)	(85,196)	(196,380)

23.   FINANCE INCOME (Expenses)

				Consolidated
	Six months ended		Three months ended
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Finance income
Related parties (note 17 b)	27,474	32,119	14,561	10,032
Income from short-term investments	138,567	54,828	82,124	25,488
Gain from derivative		938		584
Other income (*)	217,842	11,728	44,044	7,373
	383,883	99,613	140,729	43,477
Finance costs
Borrowings and financing - foreign currency	(487,884)	(417,030)	(230,051)	(199,301)
Borrowings and financing - local currency	(1,108,724)	(981,328)	(561,249)	(509,724)
Related parties (note 17 b)		(256,087)		(117,662)
Capitalized interest (notes 9 and 27)	110,875	70,483	53,214	46,158
Losses on derivatives (*)	(362)	(3,596)		(2,117)
Interest, fines and late payment charges	(20,188)	(12,644)	(14,174)	(1,630)
Other finance costs	(194,532)	(68,340)	(80,627)	(23,673)
	(1,700,815)	(1,668,542)	(832,887)	(807,949)
Inflation adjustment and exchange differences, net
Inflation adjustments, net	(16,183)	7,476	(15,043)	1,209
Exchange rates, net	993,137	(433,513)	621,555	120,601
Exchange gain (losses) on derivatives (*)	(807,519)	353,571	(118,837)	(129,033)
	169,435	(72,466)	487,675	(7,223)

Finance income (costs), net	(1,147,497)	(1,641,395)	(204,483)	(771,695)

(*) Statement of gains and (losses) on derivative transactions
Dollar-to-CDI swap		(18)
Dollar- to- real NDF		316,805		(119,795)
Future dollar BM&F	(800,621)		(119,445)
Dollar- to- euro NDF		39,668		6,214
Dollar - to- euro swap	(6,898)	(2,884)	608	(15,452)
	(807,519)	353,571	(118,837)	(129,033)
Fixed rate- to- CDI swap	(299)	(3,596)		(2,117)
CDI -to- fixed rate swap	(63)	938		584
	(362)	(2,658)		(1,533)
	(807,881)	350,913	(118,837)	(130,566)

(*)It refers mainly to gain on repurchase of debt securities amounting to R$146,214.

				Parent Company
	Six months ended		Three months ended
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Finance income
Related parties (note 17 b)	17,620	383,528	9,121	(101,584)
Income from short-term investments	35,849	12,919	31,986	7,679
Other income	33,202	10,609	27,135	6,268
	86,671	407,056	68,242	(87,637)
Finance costs
Borrowings and financing - foreign currency	(114,687)	(86,020)	(54,608)	(39,941)
Borrowings and financing - local currency	(952,550)	(846,509)	(482,287)	(439,784)
Related parties (note 17 b)	(983,936)	(713,396)	(205,886)	(326,482)
Capitalized interest (notes 9 and 27)	62,942	70,483	30,212	46,158
Interest, fines and late payment charges	(7,196)	(8,464)	(4,563)	(457)
Other finance costs	(113,131)	(57,636)	(61,995)	(17,960)
	(2,108,558)	(1,641,542)	(779,127)	(778,466)
Inflation adjustment and exchange differences, net
Inflation adjustments, net	(10,694)	(7,861)	(4,914)	(4,321)
Exchange rates, net	2,145,066	(1,341,245)	1,096,162	315,187
	2,134,372	(1,349,106)	1,091,248	310,866

Finance income (costs), net	112,485	(2,583,592)	380,363	(555,237)

24.   SEGMENT INFORMATION

The segment information has not changed compared to the disclosed in the Company's financial statements as of December 31, 2015, therefore, the management decided not to repeat them in these condensed interim financial information.

According to the Group´s structure, the businesses are distributed and managed in five operating segments as follows:

								Six months ended
								06/30/2016
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (thou.) - (unaudited) (*)	2,498,700	17,562,229				1,165,822	(1,741,423)
Net revenues
Domestic market	3,107,517	228,360	95,114	640,503	134,069	223,107	(926,357)	3,502,313
Foreign market	2,579,441	1,729,237					382,158	4,690,836
Total net revenue (note 20)	5,686,958	1,957,597	95,114	640,503	134,069	223,107	(544,199)	8,193,149
Cost of sales and services	(4,758,814)	(1,492,028)	(70,194)	(440,972)	(98,959)	(203,435)	719,737	(6,344,665)
Gross profit	928,144	465,569	24,920	199,531	35,110	19,672	175,538	1,848,484
General and administrative expenses	(469,297)	(36,571)	(11,610)	(50,402)	(11,979)	(34,726)	(494,360)	(1,108,945)
Depreciation (note 9 a)	330,708	219,332	6,619	112,155	8,559	30,244	(93,529)	614,088
Proportionate EBITDA of joint ventures							233,686	233,686
Adjusted EBITDA	789,555	648,330	19,929	261,284	31,690	15,190	(178,665)	1,587,313

Sales by geographic area
Asia	28,200	1,439,498					382,158	1,849,856
North America	1,088,419							1,088,419
Latin America	142,499							142,499
Europe	1,305,806	203,955						1,509,761
Others	14,517	85,784						100,301
Foreign market	2,579,441	1,729,237					382,158	4,690,836
Domestic market	3,107,517	228,360	95,114	640,503	134,069	223,107	(926,357)	3,502,313
Total	5,686,958	1,957,597	95,114	640,503	134,069	223,107	(544,199)	8,193,149

								Three months ended
								06/30/2016
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (thou.) - (unaudited) (*)	1,252,565	9,267,136				594,385	(694,698)
Net revenues (**)
Domestic market	1,607,150	77,287	44,691	337,362	65,920	108,903	(451,077)	1,790,236
Foreign market	1,270,667	1,103,022					185,421	2,559,110
Total net revenue (note 20)	2,877,817	1,180,309	44,691	337,362	65,920	108,903	(265,656)	4,349,346
Cost of goods sold and services (**)	(2,458,907)	(906,911)	(34,153)	(226,601)	(47,845)	(102,243)	349,753	(3,426,907)
Gross profit	418,910	273,398	10,538	110,761	18,075	6,660	84,097	922,439
General and administrative expenses	(213,979)	(12,815)	(3,332)	(26,521)	(6,033)	(17,069)	(218,664)	(498,413)
Depreciation (note 9 a)	164,480	104,898	3,326	56,460	4,279	17,432	(46,623)	304,252
Proportionate EBITDA of joint ventures							126,367	126,367
Adjusted EBITDA	369,411	365,481	10,532	140,700	16,321	7,023	(54,823)	854,645

Sales by geographic area
Asia	23,531	937,896					185,421	1,146,848
North America	507,242							507,242
Latin America	76,455							76,455
Europe	653,847	138,992						792,839
Others	9,592	26,134						35,726
Foreign market	1,270,667	1,103,022					185,421	2,559,110
Domestic market	1,607,150	77,287	44,691	337,362	65,920	108,903	(451,077)	1,790,236
Total	2,877,817	1,180,309	44,691	337,362	65,920	108,903	(265,656)	4,349,346

(*) The iron ore volumes (Mining segment) presented in this note considered the company's sales and sales from its subsidiaries and jointly ventures. (In 2015, consider 60% interest in Namisa).

(**) In the 2nd quarter 2016, there was an elimination adjustment in the amount of R$ 164,268, calculated by the difference between the net sales and the cost of goods sold in the Mining segment for the 1st quarter of 2016, which did not affect the profit/loss of the period.

								Six months ended
								06/30/2015
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (thou.) - (unaudited) (*)	2,668,458	10,760,664				1,097,641
Net revenues
Domestic market	3,745,469	72,841	90,193	531,036	124,047	215,959	(561,246)	4,218,299
Foreign market	2,141,649	1,265,412					72,032	3,479,093
Total net revenue (note 20)	5,887,118	1,338,253	90,193	531,036	124,047	215,959	(489,214)	7,697,392
Cost of sales and services	(4,590,040)	(1,101,023)	(62,603)	(378,885)	(94,997)	(141,935)	496,855	(5,872,628)
Gross profit	1,297,078	237,230	27,590	152,151	29,050	74,024	7,641	1,824,764
General and administrative expenses	(438,966)	(30,870)	(11,592)	(43,980)	(11,180)	(33,437)	(261,891)	(831,916)
Depreciation (note 9 a)	325,108	177,357	6,345	91,001	8,517	19,573	(84,723)	543,178
Proportionate EBITDA of joint ventures							179,159	179,159
Adjusted EBITDA	1,183,220	383,717	22,343	199,172	26,387	60,160	(159,814)	1,715,185

Sales by geographic area
Asia	10,612	1,170,513					72,032	1,253,157
North America	843,749							843,749
Latin America	184,371	42,730						227,101
Europe	1,085,129	52,169						1,137,298
Others	17,788							17,788
Foreign market	2,141,649	1,265,412					72,032	3,479,093
Domestic market	3,745,469	72,841	90,193	531,036	124,047	215,959	(561,246)	4,218,299
Total	5,887,118	1,338,253	90,193	531,036	124,047	215,959	(489,214)	7,697,392

								Three months ended
								06/30/2015
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (thou.) - (unaudited) (*)	1,261,151	5,567,087				578,767
Net revenues
Domestic market	1,734,153	35,040	43,346	279,863	60,356	115,328	(290,568)	1,977,518
Foreign market	1,029,858	645,432					34,332	1,709,622
Total net revenue (note 20)	2,764,011	680,472	43,346	279,863	60,356	115,328	(256,236)	3,687,140
Cost of sales and services	(2,224,484)	(534,322)	(32,033)	(198,553)	(48,048)	(75,406)	265,751	(2,847,095)
Gross profit	539,527	146,150	11,313	81,310	12,308	39,922	9,515	840,045
General and administrative expenses	(207,308)	(9,773)	(5,470)	(21,014)	(5,637)	(18,184)	(153,855)	(421,241)
Depreciation (note 9 a)	167,511	91,309	3,170	46,288	4,275	10,184	(44,057)	278,680
Proportionate EBITDA of joint ventures							103,550	103,550
Adjusted EBITDA	499,730	227,686	9,013	106,584	10,946	31,922	(84,847)	801,034

Sales by geographic area
Asia	8,602	629,499					34,332	672,433
North America	362,355							362,355
Latin America	103,623							103,623
Europe	549,234	15,933						565,167
Others	6,044							6,044
Foreign market	1,029,858	645,432					34,332	1,709,622
Domestic market	1,734,153	35,040	43,346	279,863	60,356	115,328	(290,568)	1,977,518
Total	2,764,011	680,472	43,346	279,863	60,356	115,328	(256,236)	3,687,140

(*) The iron ore volumes of sales presented in this note considered the company's sales and equity interests in its subsidiaries and jointly ventures. (In 2015, consider 60% interest in Namisa).

Adjusted EBITDA is the measurement based on which the chief operating decision maker assesses the segment performance and the capacity to generate recurring operating cash, consisting of profit for the year less net finance income (costs), income tax and social contribution, depreciation and amortization, equity in results of affiliated companies, and other operating income (expenses), plus the proportionate EBITDA of joint ventures.

Even though it is an indicator used in segment performance measurement, EBITDA is not a measurement recognized by accounting practices adopted in Brazil or IFRS, it does not have a standard definition, and may not be comparable with measurements using similar names provided by other entities.

As required by IFRS 8, the table below shows the reconciliation of the measurement used by the chief operating decision maker with the results determined using the accounting practices:

				Consolidated
	Six months ended		Three months ended
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
(Loss)/Profit for the period	(874,007)	(222,791)	(42,715)	(614,593)
Depreciation (note 9 a)	614,088	543,178	304,252	278,680
Income tax and social contribution (note 14)	231,715	(507,653)	109,505	(5,136)
Finance income (cost) (note 23)	1,147,497	1,641,395	204,483	771,695
EBITDA	1,119,293	1,454,129	575,525	430,646
Other operating income (expenses) (note 22)	297,741	436,553	171,181	223,016
Equity in results of affiliated companies	(63,407)	(354,656)	(18,428)	43,822
Proportionate EBITDA of joint ventures	233,686	179,159	126,367	103,550
Adjusted EBITDA (*)	1,587,313	1,715,185	854,645	801,034

(*) The Company discloses its adjusted EBITDA net of its share of investments and other operating income (expenses) because it understands that these should not be included in the calculation of recurring operating cash generation.

25.   GUARANTEES

The Company is liable for guarantees of its subsidiaries and joint ventures as follows:

	Currency	Maturities	Borrowings		Tax foreclosure		Others		Total
			06/30/2016	12/31/2015	06/30/2016	12/31/2015	06/30/2016	12/31/2015	06/30/2016	12/31/2015
Transnordestina Logísitca	R$	Up to 09/19/2056 and Indefinite	2,544,600	2,544,600	23,007	39,559	4,866	5,991	2,572,473	2,590,150
FTL - Ferrovia Transnordestina	R$	11/15/2020	81,700	81,700				450	81,700	82,150
Sepetiba Tecon	R$	Indefinite					28,914		28,914
Cia Metalurgica Prada	R$	Up to 02/10/2016 and indefinite			333	333	19,340	19,340	19,673	19,673
CSN Energia	R$	Indefinite			2,829	2,829			2,829	2,829
Congonhas Minérios	R$	09/22/2022	2,000,000	2,000,000			2,520		2,002,520	2,000,000
Fundação CSN	R$	Indefinite	1,003	1,003					1,003	1,003
Others	R$			12,000						12,000
Total in R$			4,627,303	4,639,303	26,169	42,721	55,640	25,781	4,709,112	4,707,805
CSN Islands XI	US$	09/21/2019	750,000	750,000					750,000	750,000
CSN Islands XII	US$	Perpetual	1,000,000	1,000,000					1,000,000	1,000,000
CSN Resources	US$	07/21/2020	1,200,000	1,200,000					1,200,000	1,200,000
Total in US$			2,950,000	2,950,000					2,950,000	2,950,000
CSN Steel S.L.	EUR	1/31/2020	120,000	120,000					120,000	120,000
Lusosider Aços Planos	EUR	Indefinite	25,000	25,000					25,000	25,000
Total in EUR			145,000	145,000					145,000	145,000
Total in R$			9,982,413	12,135,468					9,982,413	12,135,468
			14,609,716	16,774,771	26,169	42,721	55,640	25,781	14,691,525	16,843,273

26.   INSURANCE

Aiming to properly mitigate risk and in view of the nature of its operations, the Company and its subsidiaries have taken out several different types of insurance policies. Such policies are contracted in line with the CSN Risk Management policy and are similar to the insurance taken out by other companies operating in the same lines of business as CSN and its subsidiaries. The risks covered under such policies include the following: Domestic Transportation, International Transportation, Life and Casualty, Health Coverage, Fleet Vehicles, D&O (Civil Liability Insurance for Directors and Officers), General Civil Liability, Engineering Risks, naming Risks, Export Credit, warranty and Port Operator’s Civil Liability.

In 2015, after negotiation with insurers and reinsurers in Brazil and abroad, an insurance policy was issued for the contracting of a policy of Operational Risk of Property Damages and Loss of Profits, with effect from September 30, 2015 to September 30, 2016. Under the insurance policy, the LMI (Maximum Limit of Indemnity) is US$600 million and covers the following units and subsidiaries of the Company: Presidente Vargas steelworks, Congonhas Minérios, Sepetiba Tecon, and CSN Mining. CSN takes responsibility for a range of retention of US$375 million in excess of the deductibles for property damages and loss of profits.

In view of their nature, the risk assumptions adopted are not part of the scope of an audit of the financial statements and, accordingly, were not audited by our independent auditors.

27.   ADDITIONAL INFORMATION TO CASH FLOWS

The following table provides additional information on transactions related to the statement of cash flows:

		Consolidated		Parent Company
	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Income tax and social contribution paid	25,943	134,094		120,075
Addition to PP&E with interest capitalization	110,875	70,483	62,942	70,483
Acquisition of fixed assets without adding cash	7,437
Borrowings granted to subisidiaries			10,828
	144,255	204,577	73,770	190,558

28.   COMPREHENSIVE INCOME STATEMENT

				Consolidated				Parent Company
	Period of six months ended		Period of three months ended		Period of six months ended		Period of three months ended
	06/30/2016	06/30/2015	06/30/2016	06/30/2015	06/30/2016	06/30/2015	06/30/2016	06/30/2015
Loss (profit) for the period	(874,007)	(222,791)	(42,715)	(614,593)	(893,927)	(222,212)	(57,237)	(614,268)
Other comprehensive income
Items that will not be subsequently reclassified to the statement of income
Actuarial of the defined benefit plan from investments in subsidiaries, net of taxes	114		29		114	(96)	29	(221)
Actuarial (losses) gains on defined benefit pension plan		202				348		348
Income tax and social contribution on actuarial (losses) gains on defined benefit pension plan		(68)		9		(118)		(118)
	114	134	29	9	114	134	29	9

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the period	(467,937)	168.956	(284,651)	(7,851)	(467,937)	168,956	(284,651)	(7,815)
Assests avaible for sale	127,853	(29,287)	95,500	(677,690)	127,853	2,254	95,500	(594,881)
Income taxes and social contribution available dor sale assests		9,957		195,552		(767)		202,259
Available-for-sale assets from investments in subsidiaries, net of taxes						(20,871)		(89,516)
Impairment on available-for-sale assets		97,851		89,434		97,851		89,434
Income taxes and social contribution impairment of available-for-sale assets		(33,269)		(30,407)		(33,269)		(30,407)
(Loss) /gain on the percentage change in investments	584	(43)	584	(43)	584	(43)	584	(43)
(Loss)/ gain on cash flow hedge accounting	1,072,884	(345,960)	538,461	81.685	1,072,884	(345,960)	538,461	81,685
Income taxes and social contribution on (Loss) gain on cash flow hedge accounting	(13,808)	117,626	(13,808)	(27,773)	(13,808)	117,626	(13,808)	(27,773)
Realization on cash flow hedge accounting reclassified to income statements	20,523		7,826		20,523		7,826
(Loss) gain on investments in subsidiaries					68,064		49,200
(Loss) gain on net investment hedge in foreign subsidiaries	68,064		49,200
	808,163	(14,169)	393,112	(377,057)	808,163	(14,169)	392,112	(377,057)
	808,277	(14,035)	393,141	(377,048)	808,277	(14,035)	393,141	(377,048)

Total comprehensive income for the period	(65,730)	(236,826)	350,426	(991,641)	(85,650)	(236,247)	335,904	(991,316)

Attributable to:
Owners of the company	(85,650)	(236,247)	335,904	(991,316)	(85,650)	(236,247)	335,904	(991,316)
Non-controlling interests	19,920	(579)	14,522	(325)
	(65,730)	(236,826)	350,426	(991,641)	(85,650)	(236,247)	335,904	(991,316)

29.     SUBSEQUENT EVENTS

• Metalic Discontinued Operations

The Company signed on August 23, 2016 an agreement to sell its subsidiary Cia. Metalic do Nordeste at a base value of US$98 million, subject to certain adjustments. The closing is dependent upon certain precedent conditions contractually established as usual in transactions of this nature. The completion of the sale is expected to occur during the fourth quarter of 2016.

• CGPar business combination

On September 30, 2016 the Company acquired the remaining 50% of equity interest of its joint-venture CGPar. Under this acquisition, the Company acquired the majority control of CGPar.

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders of

Companhia Siderúrgica Nacional

São Paulo – SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Siderúrgica Nacional (the “Company”), identified as Parent and Consolidated, respectively, included in the Interim Financial Information Form (ITR), for the six-month period ended June 30, 2016, which comprises the balance sheet as of June 30, 2016 and the related statements of income and comprehensive income for the three and six-month period then ended, and statement of changes in equity and cash flows for the six-month period ended, including the explanatory notes.

The Company’s Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) Interim Financial Information and international standard IAS 34 Interim Financial Reporting, issued by the International Accounting Standards Board IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of the Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the interim financial information referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of Interim Financial Information (ITR), and presented in accordance with the standards issued by the CVM.

Emphasis of Matter

Restatement of interim financial information

We have issued our review report on August 15, 2016 without modifications on the Company´s individual and consolidated interim financial information, which are being restated. As described in note 2.e) to the interim financial information, the interim financial information were adjusted and are being restated to reflect a change in interpretation in respect to the application of CPC15 (R1) / IFRS 3 – “Business Combination”, as part of the business combination of the subsidiary Congonhas Minérios S.A. Our conclusion is not qualified in respect of this matter.

Restatement of amounts from prior year

The individual and consolidated corresponding values, related to the cash flow statement for the six-month period ended June 30, 2015 are being restated accordingly to the matter described at note 2.d).

Other Matters

We have also reviewed the individual and consolidated statements of value added (DVA) for the six-month period ended June 30, 2016, prepared under the responsibility of the Company’s Management, the presentation of which is required by the standards issued by the CVM applicable to the preparation of Interim Financial Information (ITR) and considered as supplemental information for International Financial Reporting Standards IFRSs, which do not require the presentation of DVA. These statements were subject to the same review procedures described above, and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the individual and consolidated interim financial information taken as a whole.

The accompanying individual and consolidated interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, November 14, 2016

DELOITTE TOUCHE TOHMATSU                                             Gilberto Grandolpho

Auditores Independentes                                                              Engagement Partner

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 14, 2016

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.